Form 10KSB, Exhibit 13
period 2002-12-31
GLOBE BANCORP INC
filed 2003-03-21
CIK 1136645

GLOBE BANCORP, INC.
ANNUAL REPORT
2002

GLOBE BANCORP, INC.
ANNUAL REPORT

CONTENTS

GLOBE BANCORP, INC.
4051 Veterans Boulevard, Suite 100
Metairie, Louisiana 70002
Phone (504) 887-0057 Fax (504) 887-0065

To Our Shareholders:

With the completion of our first full year as a public company, we are delighted to present our annual report to the shareholders of Globe Bancorp, Inc.

At December 31, 2002, total assets amounted to $33.6 million, which represents an increase of $1.2 million or 3.7% compared to total assets of $32.4 million at December 31, 2001. This increase was primarily due an increase in loans receivable, offset by a decrease in cash and cash equivalents. These increases were funded by increase in deposits and offset by a decrease in Federal Home Loan Bank advances. We are also pleased to report net income from 2002 of $200,000 from operations.

Please review this report of our 2002 results and make plans to join us for our second annual shareholders meeting to be held on April 22, 2003. We are excited about the future of Globe Bancorp, Inc. and would like you to share in our enthusiasm. We look forward to seeing you in April.

Sincerely,

/s/ Thomas J. Exnicios
Thomas J. Exnicios
President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial and other data of the Company set forth below and on the following page does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

	At or For the Year Ended December 31,

	2002	2001	2000
	(Dollars in Thousands Except Per Share Data)
Selected Balance Sheet and Other Data:
Total assets	$33,554	$32,355	$24,797
Cash and cash equivalents (1)	3,725	4,425	925
Securities available for sale	3,101	4,094	5,952
Securities held to maturity	2,809	1,989	--
Loans receivable, net of allowance for
loan losses (2)	23,202	21,217	17,319
Total deposits	23,676	20,767	17,811
Borrowings	4,105	5,492	3,500
Total stockholders' equity	5,547	5,834	3,273
Full service offices	1	1	1
Earnings per share	$0.73	$0.24	N/A
Book value per share	$20.03	$19.18	N/A
Dividends paid per share	$0.30	$0.15	N/A

	For the Year Ended December 31,
	2002	2001	2000
	(Dollars in Thousands)
Selected Operating Data:
Total interest income	$1,978	$1,774	$1,789
Total interest expense	1,093	1,196	1,231
Net interest income	885	578	558
(Recovery of) Provision for loan losses	(1)	9	5
Net interest income after (recovery of) provision for loan losses	886	569	553
Noninterest income	34	23	3
Noninterest expense	621	503	462
Income before income taxes	299	89	94
Income taxes	99	21	18
Net income	$ 200	$ 68	$ 76
	=====	=====	=====

(Footnotes on following page)

	For the Year Ended December 31,
	2002	2001	2000
Selected Operating Ratios (3):
Performance Ratios:
Return on average assets (4)	0.60%	0.25%	0.29%
Return of average equity (4)	3.45	1.52	2.36
Equity to assets at end of period	16.53	18.03	13.20
Interest rate spread (5)	2.01	1.31	1.54
Net interest margin (5)	2.70	2.12	2.19
Average interest-earning assets to average
interest-bearing liabilities	120.62	118.51	113.46
Net interest income after provision for loan
losses to total other expenses	142.67	113.12	119.70
Total other expense to average total assets	2.16	1.89	1.85
Efficiency ratio (6)	78.32	87.21	86.01
Asset Quality Ratios:
Non-performing loans to total loans at end
of period (7)	--	0.11	0.11
Non-performing assets to total assets at end
of period (7)	--	0.07	0.08
Allowance for loan losses to total loans
at end of period	0.43	0.48	0.53
Allowance for loan losses to total
non-performing loans at end of period (7)	N/A	437.13	492.01
Capital Ratios (Bank only):
Tangible capital ratio	14.27	14.35	13.21
Core capital ratio	14.27	14.35	13.21
Risk-based capital ratio	34.77	36.53	33.68

__________________

(1) Consists of cash and short-term interest-bearing deposits.
(2) Reflects allowance for loan losses at December 31, 2002, 2001 and 2000 of $100,000, $101,024 and $92,400, respectively.
(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.
(4) Return on average assets represents net income as a percentage of average assets. Return on average equity represents net income as a percentage of average equity.
(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets
(6) Efficiency ratio represents noninterest expense plus income tax expense as a percentage of net interest income plus noninterest income.
(7) Non-performing loans consist of non-accrual loans 90 days or more delinquent and non-performing assets consist of non-
performing loans and real estate acquired by foreclosure or deed-in-lieu thereof. The Bank did not have any real estate acquired by foreclosure or deed-in-lieu thereof at December 31, 2002, 2001 or 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBE BANCORP, INC.

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on noninterest income, provision for loan losses, noninterest expenses and federal income taxes. Globe Bancorp, Inc. had net income of $200,000 in 2002 and $68,000 in 2001.

Historically, Globe Homestead's business has consisted primarily of originating single-family real estate loans secured by property in its market area. Globe Homestead's loans are primarily funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. Globe Homestead's loans are primarily funded by certificates of deposit which typically have a higher rate than passbook accounts. The combination of these factors has resulted in historically lower interest rate spreads and returns on equity. Although Globe Homestead may attempt to expand its loan products by emphasizing certain consumer lending, Globe Homestead presently anticipates that its business will continue to primarily consist of originating single-family loans funded by deposits.

Our operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Our Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Our Exposure to Changes in Interest Rates

Our ability to maintain net interest income depends upon our ability to earn a higher yield on assets than the rates we pay on our deposits and borrowings. Our interest-earning assets consist primarily of long-term residential mortgage loans, substantial portions of which have fixed rates of interest. Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. In addition, we may be particularly susceptible to the risk of rising interest rates since long-term, fixed-rate mortgage loans make up the dominant portion of our interest-earning assets.

Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision, which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts

The following table presents Globe Homestead's net portfolio value as of December 31, 2002 as calculated by the Office of Thrift Supervision, based on information provided to the Office of Thrift Supervision by Globe Homestead.

Change in	Estimated	Estimated		Change as a
Interest Rates	Net Portfolio	Net Portfolio Value as	Amount	Percentage
(basis points)	Value	a Percentage of Assets	of change	of Assets
(Dollars in Thousands)
300	$3,529	11.17%	$(2,319)	(40%)
200	4,400	13.46%	(1,447)	(25%)
100	5,315	15.71%	(532)	(9%)
---	5,848	16.89%	---	---
(100)	5,814	16.68%	(34)	(1%)

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Globe Homestead's fixed-rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, Globe Homestead would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Globe Homestead has focused primarily on marketing shorter-term loans, such as consumer loans, purchasing adjustable-rate mortgage-backed securities and lengthening its liabilities by using intermediate term Federal Home Loan Bank advances. Historically, Globe Homestead was able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations. In the future, Globe Homestead will attempt to reduce its potential exposure to interest rate risk by selling long-term fixed rate loans in the secondary market and originating shorter-term consumer loans.

Changes in Financial Condition

At December 31, 2002, Globe Bancorp, Inc.'s total assets amounted to $33.6 million, an increase of $1.2 million or 3.7% compared to total assets at December 31, 2001. Such increase was primarily due to an increase of $2.0 million or 9.4% in loans receivable and an increase in securities held to maturity of $821,000 or 41.3%. These increases were partially offset by a decrease of $1.0 million or 24.3% in securities available for sale and a decrease of $701,000 or 15.84% in cash and cash equivalents. Total liabilities increased $1.5 million or 5.6% to $28.0 million at December 31, 2002 from $26.5 million at December 31, 2001 due to a $2.9 million or 14.0% increase in deposits offset by a $1.4 million or 25.3% decrease in Federal Home Loan Bank advances. At December 31, 2002, total stockholders' equity amounted to $5.5 million or 16.5% of total assets compared to $5.8 million or 18.0% of total assets at December 31, 2001. Such decrease was primarily due to the purchase of $409,000 of treasury stock and the payment of $80,000 of cash dividends which were offset by net income of $200,000.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates, and the net interest margin. The tables do not reflect any effect of income taxes. All average balances are based on average monthly balances during the periods. Globe Homestead does not believe that the monthly averages differ significantly from what the daily averages would be. Non-accruing loans are included in the table for purposes of the average balance and average yield calculations.

	Year Ended December 31,
	2002			2001
			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net	$ 22,869	$ 1,608	7.03%	$ 18,573	$ 1,354	7.29%
Investment securities	5,363	289	5.39%	4,713	282	5.98%
Other interest-earning assets (1)	4,593	81	1.76%	3,917	138	3.52%
Total interest-earning assets	32,825	1,978	6.03%	27,203	1,774	6.52%
Non-interest-earning assets	512			513
Total assets	$ 33,337			$ 27,716
	======			======

Interest-bearing liabilities:
Passbook accounts	$ 5,438	150	2.76%	$ 2,499	78	3.12%
Certificates of deposit	16,565	678	4.09%	16,281	889	5.46%
Federal Home Loan Bank advances	5,210	265	5.09%	3,961	225	5.68%
Other interest-bearing liabilities	--	--	--%	213	4	1.88%
Total interest-bearing liabilities	27,213	1,093	4.02%	22,954	1,196	5.21%
Non-interest-bearing liabilities	318			496
Total liabilities	27,531			23,450
Total stockholders' equity (2)	5,806			4,479
Total liabilities and stockholders' equity	$ 33,337			$ 27,929
	======			======
Net average interest-earning assets	$ 5,612			$ 4,249
	=======			=======
Net interest income: interest rate spread (3)		$ 885	2.01%		$ 578	1.31%
		=====	=====		=====	=====
Net interest margin (4)			2.70%			2.12%
			=====			=====
Average interest-earning assets to average
interest-bearing liabilities			120.62%			118.51%
			=======			=======

________________

(1) Includes interest-bearing demand deposits and Federal Home Loan Bank stock.

(2) Includes retained earnings and accumulated other comprehensive income.
(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities

(4) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following tables describe the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Globe Homestead's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31,
	2002 vs. 2001
	Increase (decrease) due to		Total
			Increase
	Rate	Volume	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net	$ (46)	$ 300	$ 254
Investment securities	(18)	25	7
Other interest-earning assets	(87)	30	(57)
Total interest-earning assets	$ (151)	$ 355	$ 204

Interest-bearing liabilities:
Passbook accounts	$ (8)	$ 80	$ 72
Certificates of deposit	(226)	15	(211)
Federal Home Loan Bank advances	(20)	60	40
Other	(2)	(2)	(4)
Total interest-bearing liabilities	(256)	153	(103)
(Decrease) Increase in net interest income	$ 105	$ 202	$ 307
	=====	====	====

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

General. The Company reported net income of $200,000 and $68,000 for the years ended December 31, 2002 and 2001, respectively. The increase in net income in 2002, of $132,000 or 193.35%, was primarily due to an increase in net interest income and noninterest income, partially offset by increases in noninterest expenses and income tax expense.

Interest Income. Interest income increased $204,000 or 11.50% to $1,978,000 in 2002 compared to $1,774,000 in 2001, due to an increase in interest income on loans receivable. The increase in interest income on loans receivable of $254,000 or 18.76% was due to an increase in the average balance of such assets from $18.6 million in 2001 to $22.9 million in 2002 as a result of $6.1 million of loan originations offset by $4.2 million in repayments during 2002. Such originations primarily consisted of long-term, fixed rate, one-to-four family loans. The average yield on loans receivable decreased slightly to 7.03% for 2002 compared to 7.29% in 2001 reflecting the lower relative interest rate environment. The increase in interest income on investment securities of $7,000 or 2.48% was due to an increase in the average balance of such assets partially offset by a decrease in the average yield. The average balance of investment securities increased to $5.4 million in 2002 compared to $4.7 million in 2001 as a result of security purchases early in 2002. The average yield decreased to 5.39% in 2002 compared to 5.98% in 2001 as a result of the downward adjustment of the Company's securities reflecting a decrease in general market rates. The decrease in interest income on other interest-earning assets of $57,000 or 41.30% was due to a decrease in the average yield on such assets partially offset by an increase in the average balance of such assets. The average yield on other interest-earning assets decreased from 3.52% in 2001 to 1.76% in 2002 reflecting a decrease in general market rates. The average balance of other interest-earning assets increased to $4.6 million in 2002 from $3.9 million in 2001.

Interest Expense. Interest expense decreased $103,000 or 8.62% to $1,093,000 in 2002 compared to $1,196,000 in 2001. This decrease was due to a decrease in interest expense on deposits. Interest expenses on deposits decreased $139,000 or 14.37% in 2002 primarily due to a decrease in the average rate paid on deposits from 5.15% in 2001 to 3.76% in 2002 partially offset by an increase in the average balance of deposits to $22.0 million from $18.8 million in 2001. The decrease in the average rate reflects a decrease in general market rates. Interest expense on FHLB advances increased $40,000 or 17.92% due to an increase in the average balance of such liabilities to $5.2 million in 2002 from $4.0 million in 2001. The average rate on FHLB advance decreased from 5.68% in 2001 to 5.09% in 2002.

Net Interest Income. Net interest income amounted to $885,000 in 2002 compared to $578,000 in 2001. This increase of $307,000 or 53.11% was due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 120.62% in 2002 compared to 118.51% in 2001 and an increase in the interest rate spread from 1.31% to 2.01% during the same period. The net interest margin was 2.70% in 2002 compared to 2.12% in 2001.

Provision for Loan Losses. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Globe Homestead's past loan loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current economic conditions and known, probable and reasonably estimable losses inherent in the loan portfolio.

Uncollectible interest on loans that are contractually past due is charged-off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

The (recovery of) provision for loan losses amounted to ($1,000) in 2002 and $9,000 in 2001. At December 31, 2002, the allowance for loan losses as a percent of total loans outstanding was 0.43% compared to 0.48% at December 31, 2001. At December 31, 2001, the allowance for loan losses as a percent of total non-performing loans was 437.13%. The Bank did not have any non-performing loans at December 31, 2002.

Noninterest Income. Noninterest income, consisting of service charges, net realized gain on sale of securities available for sale and income on foreclosed real estate amounted to $34,000 in 2002 and $23,000 in 2001, an increase of $11,000 or 43.58%. The increase in 2002 was due to an increase of $2,000 in net realized gain on sale of securities available for sale and an increase of $12,000 in net gain on sale of trading account securities partially offset by a $3,000 decrease in income on foreclosed real estate.

Noninterest Expenses. Noninterest expenses amounted to $621,000 in 2002, an increase of $118,000 or 23.45% compared to $503,000 for 2001. This increase was primarily due to increases of $53,000 or 2,316.75% in taxes and assessments, $30,000 or 11.02% in salaries and employee benefits, $13,000 or 34.81% in professional fees, $12,000 or 36.80% in service bureau expense, $6,000 or 7.03% in occupancy expense and $6,000 or 50.89% in SAIF deposit insurance premiums and examination fees. The increase in salaries and employee benefits was due to normal salary and merit increases and the addition of one new employee. The increase in professional fees was due to the increase in reporting requirements as a result of the stock conversion. The increase in service bureau expense was primarily due to a new operating platform and computer network. The increase in taxes and assessments was a result of the Louisiana shares tax and Louisiana Franchise tax that the Company did not have to pay in 2001.

Income Tax Expense. Income tax expense amounted to $98,000 and $21,000 in 2002 and 2001, respectively, resulting in effective tax rates of 33.0% and 23.4%, respectively. The higher effective tax rate in 2002 was due primarily to higher income in 2002 over 2001.

Liquidity and Capital Resources

The Bank's average liquidity ratio is based on a percentage of deposits and short-term borrowings and was approximately 21.67% during the fourth quarter of 2002. The Bank actively manages its liquidity position. In addition to funds provided by operations, the Bank's primary sources of funds are inflows of savings deposits and principal repayments on loans and on investment securities. Additionally, the Bank has the ability to borrow funds from the Federal Home Loan Bank of Dallas. Our primary investing activities are the origination of loans and the purchase of investment securities.

The Bank's cash and cash equivalents amounted to $3.7 million at December 31, 2002, a decrease $701,000 or 15.84% compared to $4.4 million at December 31, 2001. Funds were used for loan origination. Loans receivable amounted to $23.2 million at December 31, 2002, an increased of $2.0 million or 9.36% compared to $21.2 million at December 31, 2001. Additional funds were used to repay FHLB advances and for the purchase of treasury stock. FHLB advances amounted to $4.1 million at December 31, 2002, a decrease of $1.4 million or 25.25% compared to $5.5 million at December 31, 2001. The Company purchased $409,000 of treasury stock in 2002. Funds were provided by a $2.9 million or 14.01% increase in deposits.

At December 31, 2002, Globe Homestead had outstanding commitments to originate $972,000 of loans. In addition, as of December 31, 2002, the total amount of certificates of deposit which were scheduled to mature in the following twelve months was $11.0 million. Globe Homestead believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Globe Homestead requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Dallas are available as an additional source of funds.

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 2002, the Bank exceeded each of its capital requirements with ratios of 14.27%, 14.27% and 34.77%, respectively.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein regarding Globe Bancorp have been prepared in accordance with accounting principles generally accepted in the United States, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Globe Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Globe Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective upon issuance. This statement rescinds FASB Statements No. 4, 44, and 64. Statement No. 13 was amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this accounting standard did not have an effect on the Company's financial condition or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of this accounting standard is not expected to have a material effect on the Company's financial condition or results of operations.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, effective either on or after October 1, 2002, as defined. This statement removes acquisitions of financial institutions from the scope of Statement No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with Statements No. 141 and 142. The adoption of this accounting standard is not expected to have a material effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, effective upon issuance. This statement amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The adoption of this accounting standard did not have a material effect on the Company's financial condition or results of operations.

GLOBE BANCORP, INC.
AND SUBSIDIARY

_____________________________

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

ROTH MURPHY SANFORD L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
228 ST. CHARLES AVENUE SUITE 1122
NEW ORLEANS, LOUISIANA 70130
TELEPHONE (504) 522-0792
FACSIMILE (504) 524-5235

Independent Auditor's Report

To the Stockholders and Board of Directors
Globe Bancorp, Inc.
Metairie, Louisiana

We have audited the accompanying consolidated statements of financial condition of Globe Bancorp, Inc. and its wholly-owned subsidiary, Globe Homestead Savings Bank, as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globe Bancorp, Inc. and its wholly-owned subsidiary, Globe Homestead Savings Bank, as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Roth Murphy Sanford L.L.P.

January 17, 2003

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2002 and 2001
	2002 _____________	2001 ______________
ASSETS

Cash	$ 173,053	$ 166,500
Interest bearing deposits	124,384	379,253
Federal funds sold	3,427,069	3,879,681
	_____________	______________
Total cash and cash equivalents	3,724,506	4,425,434

Securities available for sale (Note B)	3,100,700	4,094,480
Securities held to maturity (Note B)	2,809,338	1,988,661
Loans receivable, net (Note C)	23,201,585	21,216,530
Accrued interest receivable (Note D)	133,172	124,036
Federal Home Loan Bank stock, restricted, at cost	354,200	309,200
Prepaid expenses and other assets	118,838	112,792
Premises and equipment, net (Note E)	111,596	83,997
	____________	____________
Total assets	$ 33,553,935	$ 32,355,130
	===========	===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note F)	$ 23,675,900	$ 20,766,537
Federal Home Loan Bank advances (Note H)	4,105,380	5,492,312
Advances from borrowers for taxes and insurance	147,922	152,497
Accrued expenses and other liabilities (Note G)	77,692	110,215
	_____________	______________
Total liabilities	28,006,894	26,521,561

Commitments and contingencies (Notes G, J, L, N, and O)

Preferred stock, $.01 par value; 500,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $.01 par value; 3,000,000 shares
authorized; 304,175 shares issued and outstanding	3,042	3,042
Additional paid-in capital	2,725,844	2,721,753
Retained earnings, substantially restricted (Note L)	3,422,821	3,302,976
Treasury stock - 27,175 shares, at cost	(408,984)	-
Accumulated other comprehensive income	15,213	30,998
Unearned compensation (Note I)	(210,895)	(225,200)
	_____________	______________
Total stockholders' equity	5,547,041	5,833,569
	____________	____________
Total liabilities and stockholders' equity	$ 33,553,935	$ 32,355,130
	===========	===========

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2002, 2001, and 2000
	2002 ____________	2001 _____________	2000 _____________
Interest income:
Loans receivable	$ 1,607,783	$ 1,354,464	$ 1,191,390
Securities held to maturity	170,376	13,499	-
Securities available for sale	109,937	268,148	522,677
Trading account securities	8,841	-	-
Other interest earning assets	81,219	137,543	75,440
	_____________	_____________	_____________
Total interest income	1,978,156	1,773,654	1,789,507

Interest expense:
Deposits (Note F)	828,331	967,352	943,769
Federal Home Loan Bank advances	264,860	224,605	287,637
Other	-	4,368	-
	_____________	_____________	_____________
Total interest expense	1,093,191	1,196,325	1,231,406

Net interest income	884,965	577,329	558,101
(Recovery of) provision for loan losses (Note C)	(1,024)	8,624	5,323
Net interest income after (recovery of) provision for loan losses	885,989	568,705	552,778

Noninterest income:
Net realized gain on sales of securities available for sale (Note B)	19,737	17,678	-
Net realized gain on sales of trading account securities (Note B)	11,648	-	-
Income on foreclosed real estate	-	2,864	-
Services charges	2,342	2,947	3,012

Total noninterest income	33,727	23,489	3,012

Noninterest expenses:
Salaries and employee benefits	306,605	276,171	241,439
Occupancy expense (Note J)	93,170	87,047	86,060
Taxes and assessments	55,246	2,286	2,042
Professional fees	50,506	37,466	14,200
Service bureau expense	45,964	33,600	39,126
General insurance	18,648	19,430	18,346
SAIF deposit insurance premium and examination fees	18,187	12,053	12,329
Office expense	16,546	16,408	21,786
Loss on sale of loan	-	1,158	-
Net realized loss on sales of securities available for sale	-	-	3,566
Loss and expenses on foreclosed real estate	-	-	1,719
Other	16,225	17,496	21,197

Total noninterest expenses	621,097	503,115	461,810

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2002, 2001, and 2000

(Continued)

	2002 _____________	2001 _____________	2000 ____________

Income before income taxes	298,619	89,079	93,980
Income tax expense (Note G)	98,411	20,830	18,419
	_____________	_____________	____________
Net income	$ 200,208	$ 68,249	$ 75,561
	===========	===========	==========
Earnings per share:
Basic earnings per share	$ .73	$ .24	$ -
	===========	===========	==========
Diluted earnings per share	$ .73	$ .24	$ -
	===========	===========	==========

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2002, 2001, and 2000
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Stockholders' Equity
Balances, January 1, 2000	$ -	$ -	$ -	$ 3,201,142	$ -	$ (54,100)	$ -	$ 3,147,042
Comprehensive income:
Net income				75,561				75,561
Other comprehensive income, net of tax:
Change in unrealized loss on securities available for sale, net of tax of $28,656						55,628		55,628
Less-reclassification adjustment, net of tax of $2,517						(4,885)		(4,885)
Other comprehensive income								50,743
Total comprehensive income	__________	__________	_____________	_____________	_____________	______________	_______________	126,304

Balances, December 31, 2000	-	-	-	3,276,703	-	(3,357)	-	3,273,346
Issuance of common stock, net		3,042	2,719,486					2,722,528
Acquisition of unearned ESOP shares							(243,340)	(243,340)
Contribution to ESOP			2,267				18,140	20,407
Dividends paid				(41,976)				(41,976)
Comprehensive income:
Net income				68,249				68,249
Other comprehensive income, net of tax:
Change in unrealized loss on securities available for sale, net of tax of $17,320						33,620		33,620
Plus-reclassification adjustment, net of tax of $378						735		735
Other comprehensive income								34,355
Total comprehensive income	__________	__________	_____________	_____________	_____________	______________	_______________	102,604

Balances, December 31, 2001	-	3,042	2,721,753	3,302,976	-	30,998	(225,200)	5,833,569
Contribution to ESOP			4,091				14,305	18,396
Dividends paid				(80,363)				(80,363)
Purchase of common stock for treasury					(408,984)			(408,984)
Comprehensive income:
Net income				200,208				200,208
Other comprehensive income, net of tax:
Change in unrealized gain on securities available for sale, net of tax of $2,092						(4,061)		(4,061)
Plus-reclassification adjustment, net of tax of $6,039						(11,724)		_______(11,724)
Other comprehensive income								_______(15,785)
Total comprehensive income	__________	__________	_____________	_____________	_____________	______________	_______________	184,423
Balances, December 31, 2002	$ -	$ 3,042	$ 2,725,844	$ 3,422,821	$ (408,984)	$ 15,213	$ (210,895)	$ 5,547,041
	========	========	==========	==========	==========	===========	============	============

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000
	2002 _____________	2001 _____________	2000 _____________
Cash flows from operating activities:
Net income	$ 200,208	$ 68,249	$ 75,561
Adjustments to reconcile net income to net cash provided by operating activities:
Premium and discount amortization on securities	16,477	16,488	4,609
Contribution to ESOP	18,397	20,407	-
(Accretion) of deferred loan fees net of amortized costs	(212)	(8,195)	(968)
Capitalization of loan origination costs	(24,979)	(23,223)	(19,103)
Loan fees received	26,174	22,083	17,003
Loss on sale of loan	-	1,158	-
Purchases of trading account securities	(2,055,320)	-	-
Proceeds from sales of trading account securities	2,066,781	-	-
Net (gain) loss on sales of securities available for sale	(19,737)	(17,678)	3,566
(Gain) on sales of trading account securities	(11,648)	-	-
Loan charge-off	-	-	(14,819)
(Recovery of) provision for loan losses	(1,024)	8,624	5,323
Depreciation and amortization	23,608	18,813	18,320
Federal Home Loan Bank stock dividends	(9,900)	(12,300)	(21,900)
(Increase) decrease in accrued interest receivable	(9,136)	600	(6,213)
(Increase) in prepaid expenses and other assets	(6,046)	(31,363)	(17,141)
(Decrease) increase in other liabilities	(24,393)	11,719	(45)

Net cash provided by operating activities	189,250	75,382	44,193

Cash flows from investing activities:
Loan originations	(6,138,042)	(8,003,245)	(4,355,184)
Principal repayments on loans	4,153,028	3,989,226	2,690,004
Proceeds from sale of loan	-	115,823	-
Purchases of securities available for sale	(3,178,798)	(3,522,393)	(5,117,473)
Purchases of securities held to maturity	(1,478,525)	(2,006,450)	-
Proceeds from sales of securities available for sale	3,288,958	3,527,858	4,275,206
Principal repayments on securities available for sale	871,640	1,905,045	1,916,562
Principal repayments on securities held to maturity	649,359	17,708	-
Purchase of Federal Home Loan Bank stock	(35,100)	-	(59,100)
Additions to equipment and leasehold improvements	(51,207)	(4,477)	(9,663)

Net cash (used in) investing activities	(1,918,687)	(3,980,905)	(659,648)

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000
(Continued)
	2002 _____________	2001 _____________	2000 _____________
Cash flows from financing activities:
Net increase (decrease) in deposit accounts	2,909,363	2,955,604	(427,640)
Net (decrease) increase in Federal Home Loan Bank advances	(1,386,932)	1,992,312	-
Net (decrease) increase in advances from borrowers for taxes and insurance	(4,575)	20,729	(3,582)
Net proceeds from issuance of common stock	-	2,479,186	-
Purchase of common stock for treasury	(408,984)	-	-
Dividends paid	(80,363)	(41,976)	-

Net cash provided by (used in) financing activities	1,028,509	7,405,855	(431,222)

Net (decrease) increase in cash and cash equivalents	(700,928)	3,500,332	(1,046,677)
Cash and cash equivalents at beginning of year	4,425,434	925,102	1,971,779

Cash and cash equivalents at end of year	$ 3,724,506	$ 4,425,434	$ 925,102
	===========	===========	===========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest on deposit accounts	$ 260,822	$ 319,576	$ 324,875
	===========	===========	===========

Interest on Federal Home Loan Bank advances	$ 273,353	$ 214,800	$ 289,855
	===========	===========	===========
Income taxes	$ 86,008	$ 15,000	$ 10,000
	===========	===========	===========
Noncash disclosures:
(Decrease) increase in unrealized gain on securities available for sale	$ (23,916)	$ 52,053	$ 76,882

Decrease (increase) in deferred tax on unrealized gain on securities available for sale	8,131	(17,698)	(26,139)

(Decrease) increase in unrealized loss on securities available for sale included in the accompanying consolidated statements of equity	$ (15,785)	$ 34,355	$ 50,743
	===========	===========	===========
Change in due to broker for Federal Home Loan Bank Note traded in 1999 and settled in 2000	$ -	$ -	$ (974,060)
	===========	===========	===========

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Years Ended December 31, 2002, 2001, and 2000

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Basis of presentation and nature of operations

The consolidated financial statements include the accounts of Globe Bancorp, Inc. (the Company) and its wholly-owned subsidiary, Globe Homestead Savings Bank (the Bank). In July 2001, the subsidiary changed its name from Globe Homestead Federal Savings Association (the Association) to Globe Homestead Savings Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

On March 12, 2001, the Association incorporated Globe Bancorp, Inc. to facilitate the conversion of the Bank from mutual to stock form. In connection with the conversion, the Company offered its common stock to the depositors of the Bank as of specified dates and to an employee stock ownership plan. Upon consummation of the conversion on July 9, 2001, all of the Bank's outstanding common stock was issued to the Company, and the Company became the holding company for the Bank.

The Company filed a Form SB-2 with the Securities and Exchange Commission (the SEC) on March 16, 2001, which as amended was declared effective by the SEC on May 14, 2001. The Bank filed a Form AC with the Office of Thrift Supervision (the OTS) on March 15, 2001. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS by a letter dated May 10, 2001. The Company also filed an Application H(e)1-S with the OTS on April 9, 2001, which was conditionally approved by the OTS by a letter dated May 10, 2001. The subscription and community offerings closed on June 21, 2001, and after the subscription period expired, the members of the Bank approved the plan of conversion at a special meeting held on June 26, 2001.

The conversion was accounted for under the pooling of interests method of accounting. The Company sold 304,175 shares of common stock in the subscription offering, 24,334 shares of which were acquired by its Employee Stock Ownership Plan. Costs associated with the conversion amounted to $319,224 in 2001.

The Company is a holding company whose most significant asset is its ownership of all of the common stock of the Bank, and therefore, nearly all activities for the consolidated entity are carried out by the Bank. The Bank provides a variety of financial services to individuals in the metropolitan New Orleans area through its single office in Metairie, Louisiana. The Bank's primary lending products are single-family residential loans. The Bank's primary deposit products are passbooks and certificates of deposit.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to determination of the allowance for loan losses and valuation of foreclosed real estate. In connection with the determination of the allowance for loan losses and valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS - Continued

Loans receivable consists mainly of loans to homeowners. The loans are secured by first mortgages on the homes of the borrowers and are expected to be repaid from the cash flow of the borrower. Any decline in the real estate values and economic conditions of the metropolitan New Orleans area could affect the borrower's ability to repay the loan and cause a decline in the value of the asset securing the loan.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance or changes in valuation may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's estimated allowance for loan losses and valuation of foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance or changes to the valuation based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses and valuation of foreclosed real estate may change materially in the near term.

Cash equivalents

Cash equivalents of $3,551,453 and $4,258,934 at December 31, 2002 and 2001, consisted of federal funds sold and interest bearing deposits. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Securities

Securities are classified in three categories at the time of purchase and accounted for as follows:

Securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Securities that are bought and held by the Company primarily for the purpose of selling them in the near future are classified as trading securities and reported at fair value. Unrealized gains and losses are included in earnings. The Company had no trading securities at December 31, 2002 or 2001.

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. They are reported at fair value. Unrealized gains and losses, net of income tax, are excluded from earnings and reported as a separate component of equity until realized.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Gains and losses on the sale of securities available for sale are determined using the specific identification method.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS - Continued

Loans receivable

Loans receivable, that management has the intent and ability to hold until maturity or payoff, are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts. Interest on loans is recognized based on the principal amount using the interest method.

Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current economic conditions and known, probable, and reasonably estimable losses inherent in the loan portfolio.

A loan is impaired when full payment under the loan terms is not expected. Residential mortgage loans are considered to be a group of smaller balance homogeneous loans and are collectively evaluated for impairment. They are not subject to the measurement criteria of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan.

Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Loan fees and certain direct loan origination costs are deferred and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

Foreclosed real estate

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of fair value minus estimated costs to sell or cost which becomes the property's new basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS - Continued

Federal Home Loan Bank stock

The Bank is a member of the FHLB of Dallas. As a member, the Bank is required to purchase and maintain stock in the FHLB of Dallas equal to at least 1% of its aggregate unpaid residential mortgage loans. The Bank is in compliance with this requirement. FHLB stock is redeemable at par value at the discretion of the FHLB of Dallas and is used to collateralize FHLB advances. The stock is carried at cost which approximates market.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation for furniture, fixtures and equipment is computed by the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases (84 to 114 months).

Income taxes

Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes in the period of enactment. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred income taxes on temporary differences arising from differences between the amount of taxable income and pre-tax financial income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.

The principal items resulting in deferred taxes are loan fees and costs, provision for loan losses, FHLB stock dividends, depreciation and amortization, ESOP expense, and the unrealized gain or loss on securities available for sale.

Earnings per common share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee's individual account.

Advertising

The Company expenses the costs of advertising as incurred. Advertising expense was $6,256, $11,078, and $12,006 for the years ended December 31, 2002, 2001, and 2000, respectively.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS - Continued

Derivative financial instruments

All derivative financial instruments issued by the Company are issued for purposes other than trading. In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements in order to conform to the classifications adopted for reporting in 2002.

Recent accounting pronouncements

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective upon issuance. This statement rescinds FASB Statements No. 4, 44, and 64. Statement No. 13 was amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this accounting standard did not have an effect on the Company's financial condition or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The adoption of this accounting standard is not expected to have a material effect on the Company's financial condition or results of operations.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, effective either on or after October 1, 2002, as defined. This statement removes acquisitions of financial institutions from the scope of Statement No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with Statements No. 141 and 142. The adoption of this accounting standard is not expected to have a material effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, effective upon issuance. This statement amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The adoption of this accounting standard did not have a material effect on the Company's financial condition or results of operations.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

B. SECURITIES

The carrying amounts and estimated fair values of securities are summarized as follows:
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for sale:

December 31, 2002:
Mortgage-backed securities	$ 1,270,970	$ 26,181	$ -	$ 1,297,151
U.S. agency securities	1,806,680	4,335	(7,466)	1,803,549

Total	$ 3,077,650	$ 30,516	$ (7,466)	$ 3,100,700
	============	============	============	============
December 31, 2001:
Mortgage-backed securities	$ 2,575,118	$ 56,395	$ -	$ 2,631,513
U.S. agency securities	1,472,396	-	(9,429)	1,462,967

Total	$ 4,047,514	$ 56,395	$ (9,429)	$ 4,094,480
	============	============	============	============
Held to maturity:

December 31, 2002:	$ 2,809,338	$ 99,704	$ -	$ 2,909,042
Mortgage-backed securities	============	============	============	============

December 31, 2001:	$ 1,988,661	$ -	$ (53,398)	$ 1,935,263
Mortgage-backed securities	============	============	============	============

During 2002, 2001, and 2000, the Company sold certain securities available for sale for total proceeds of $3,288,958, $3,527,858, and $4,275,206, respectively, resulting in gross realized gains of $20,677, $24,844, and $8,666, respectively, and gross realized losses of $940, $7,166, and $12,232, respectively. In 2002, the Company purchased trading account securities. These securities were sold for total proceeds of $2,066,781 resulting in gross realized gains of $11,648. There were no realized losses.

At December 31, 2002 and 2001, the Company had no outstanding commitments to purchase or sell securities.

The scheduled contractual maturities of securities at December 31, 2002, are as follows:
	Amortized	Fair
	Cost	Value
Available for sale:

Due in one year or less	$ -	$ -
Due from one year to five years	1,000,000	1,004,335
Due from five years to ten years	-	-
Due after ten years	2,077,650	2,096,365
	$ 3,077,650	$ 3,100,700
	==========	==========

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

B. SECURITIES - Continued
	Amortized	Fair
	Cost	Value
Held to maturity:

Due in one year or less	$ -	$ -
Due from one year to five years	-	-
Due from five years to ten years	-	-
Due after ten years	2,809,338	2,909,042
	$ 2,809,338	$ 2,909,042
	==========	==========

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

C. LOANS RECEIVABLE

Loans receivable at December 31 are summarized as follows:
	2002	2001
First mortgage loans:
Secured by one-to-four
family residences	$ 22,052,616	$ 20,195,715
Construction	170,000	-
Unadvanced loan funds	(135,000)	-
Secured by other properties	621,897	641,312
	22,709,513	20,837,027
Less net deferred loan origination fees	(24,253)	(24,383)
Total first mortgage loans	22,685,260	20,812,644
Home equity line of credit	299,636	186,938
Savings account loans	316,689	303,369
SBA loans	-	14,603
Less allowance for loan losses	(100,000)	(101,024)

	$ 23,201,585	$ 21,216,530
	===========	===========

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:
	2002	2001

Balance at beginning of year	$ 101,024	$ 92,400
Provision for loan losses	-	8,624
Recoveries	(1,024)	-
Charge-offs	-	-
	$ 100,000	$ 101,024
Balance at end of year	========	========

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

At December 31, 2002 and 2001, the Bank had no outstanding commitments to purchase or sell loans.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

C. LOANS RECEIVABLE - Continued

At December 31, 2002 and 2001, the total recorded investment in loans on nonaccrual amounted to $0 and $23,111. There were no loans past due ninety days or more and still accruing interest at December 31, 2002 or 2001.

The Company has collateralized its advances from the FHLB with a blanket floating lien on its qualifying first mortgage loans.

D. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:
	2002	2001

Securities available for sale	$ 12,457	$ 22,594
Securities held to maturity	13,903	9,912
Loans receivable	106,812	92,529
Reserve for uncollected interest - loans receivable	-	(999)

	$ 133,172	$ 124,036
	============	============

E. PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:
	2002	2001

Leasehold improvements	$ 115,862	$ 115,862
Furniture, fixtures and equipment	90,458	39,251
	206,320	155,113
Less accumulated depreciation and
amortization	(94,724)	(71,116)
	$ 111,596	$ 83,997
	=============	=============

F. DEPOSITS

Deposits at December 31 are summarized as follows:

	Weighted average interest rate
	2002	2001	2002	2001

Passbooks	2.27%	2.55%	$ 8,158,434	$ 3,230,786
Certificates of deposit	3.61%	4.66%	15,517,466	17,535,751

	3.15%	4.33%	$ 23,675,900	$ 20,766,537
			==============	==============

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

F. DEPOSITS - Continued

At December 31, 2002 scheduled maturities of certificates of deposit are as follows:

2003	$ 11,064,079
2004	2,474,772
2005	1,142,654
2006	98,332
2007	737,629
$ 15,517,466
==============

Interest expense on deposits for the years ended December 31 is summarized as follows:

	2002	2001	2000

Passbooks	$ 150,500	$ 78,439	$ 65,608
Certificates of deposit	677,831	888,913	878,161

	$ 828,331	$ 967,352	$ 943,769
	=============	=============	=============

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 or more was approximately $2,631,000 and $2,656,000 at December 31, 2002 and 2001.

G. INCOME TAXES

The Bank had qualified under provisions of the Internal Revenue Code which permitted a special bad debt deduction from taxable income based on a percentage of taxable income, or on specified experience formulas. As a result of the bad debt deductions, retained earnings at December 31, 2002 and 2001, includes accumulated earnings of approximately $350,000 on which federal income taxes have not been provided. If, in the future, the Bank no longer complies with the regulations this would be included in taxable income.

Income tax expense for the years ended December 31 is summarized as follows:

	2002	2001	2000
Currently payable:
Federal	$ 82,617	$ 17,876	$ 8,494
State	8	147	-
Deferred	15,786	2,807	9,925
	$ 98,411	$ 20,830	$ 18,419
	=============	=============	=============

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

G. INCOME TAXES - Continued

The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:
	2002	2001	2000

Tax at statutory rate (34%)	$ 101,530	$ 30,287	$ 31,953
Increase (decrease) in taxes
resulting from:
Surtax exemption	(3,667)	(11,750)	(11,750)
Nondeductible expenses	1,154	545	1,093
Other, net	(606)	1,748	(2,877)

Income tax expense	$ 98,411	$ 20,830	$ 18,419
	=============	=============	=============
Effective tax rate	33.0%	23.4%	19.6%

At December 31 the net deferred income tax asset (liability) is summarized as follows:

	2002	2001

Deferred tax assets:	$ 4,038	$ 3,714
Accumulated depreciation and amortization	2,538	1,029
Unrealized loss on securities available for sale	-	-
Other	-	1,539
Total deferred tax assets	6,576	6,282

Deferred tax liabilities:
FHLB stock dividends	(36,430)	(33,193)
Unrealized gain on securities available for sale	(10,375)	(15,968)
ESOP expense	(5,927)	-
Accumulated depreciation and amortization	(4,378)	-
Total deferred tax liabilities	(57,110)	(49,161)

Valuation allowance	-	-

	$ (50,534)	$ (42,879)
	=========	=========

The net deferred income tax liability at December 31, 2002 and 2001, has been included in the liability classification, "Accrued expenses and other liabilities."

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

H. ADVANCES FROM THE FEDERAL HOME LOAN BANK

At December 31, 2002 and 2001, the Company had outstanding advances from the FHLB of $4,105,380 and $5,492,312 at fixed rates. The rates at December 31, 2002, ranged from 4.069% to 5.780%. At December 31, 2002, the scheduled maturities of the advances were as follows:

2003	$ 1,364,840
2004	380,591
2005	397,025
2006	414,171
2007	196,442
Thereafter	1,352,311
$ 4,105,380
==========

I. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who have at least one year of service with the Bank. The Company makes contributions to the ESOP to fund the ESOP's debt service. All dividends received by the ESOP are used to pay debt service. The ESOP shares are pledged as collateral for its note payable. The note payable is being repaid based on a fifteen-year amortization schedule, and the shares are being released for allocation to active employees annually over the fifteen-year period. The note payable requires fifteen equal annual payments including principal and interest (8.5%).

The Company accounts for the ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the debt of the ESOP is recorded as a debt of the Bank and the shares pledged as collateral are deducted from stockholders' equity as unearned compensation in the accompanying consolidated statements of financial condition. The Company's loan asset and the Bank's debt liability eliminates in consolidation. As shares are released from collateral, the Company reports compensation expense equal to the average fair value of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recoded as a reduction of debt. The ESOP was established in 2001; ESOP compensation expense was $18,397 and $20,407 in 2002 and 2001.

The ESOP shares as of December 31 were as follows:

	2002	2001
Shares released for allocation or committed
to be released	3,245	1,622
Unreleased shares	21,089	22,712

Total ESOP shares	24,334	24,334
	======	======

Fair value of unreleased shares	$ 317,389	$ 255,510
	=========	=========

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

J. COMMITMENTS

In the normal course of business, the Company incurs various commitments and contingent liabilities that are not reflected in the financial statements (Note N).

The Company operates in a leased facility. The Company exercised its first renewal option in 2002 effective for the five-year period beginning January 1, 2003. The Company has two (2) additional five-year options remaining to renew the lease at the then current market rate. The minimum rental payment required under the terms of the lease at December 31, 2002, are as follows:

2003	$ 57,652
2004	58,694
2005	59,388
2006	60,083
2007	60,777

$296,594
========

Rental expense under the operating lease amounted to $53,831 in 2002, 2001, and 2000, respectively, and is included in occupancy expense.

K. RELATED PARTY TRANSACTIONS

Certain officers and directors (including their immediate families) were customers of the Bank in the ordinary course of business. Loans to related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risks of collectibility at the time of the transactions.

Beginning balance at January 1, 2002	$ 779,752
Loan originations	17,532
Principal repayments	(48,909)

Ending balance at December 31, 2002	$ 748,375
==========

Directors had $98,059 of unfunded home equity line of credit commitments at December 31, 2002.

Deposits for the officers and directors totaled $663,225 at December 31, 2002. Two of the directors are owners of an insurance agency through which the Company obtains its insurance coverage. The premiums paid to this agency were $18,663, $30,771, and $7,001 in 2002, 2001, and 2000, respectively.

The same individual serves as the President and Chief Executive Officer of both the Company and the Bank under separate employment contracts. Each contract is for a three-year term ending December 18, 2004, and covers primarily compensation and termination.

 Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

L. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to adjusted total assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the notification that management believes have changed the Bank's prompt corrective action category.
					To be Well
			For Capital		Capitalized under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002
Total risk-based capital
(to risk-weighted assets)	$4,798,175	34.77%	$1,104,112	>8.00%	$1,380,140	>10.00%

Tier I capital (to risk -
weighted assets)	$4,698,175	34.05%	$ 552,056	>4.00%	$ 828,084	> 6.00%

Tier I capital (to adjusted
total assets)	$4,698,175	14.27%	$1,317,546	>4.00%	$1,646,933	> 5.00%

December 31, 2001
Total risk-based capital
(to risk-weighted assets)	$4,580,771	36.53%	$1,003,127	>8.00%	$1,253,908	>10.00%

Tier I capital (to risk -
weighted assets)	$4,479,747	35.73%	$ 501,533	>4.00%	$ 752,345	> 6.00%

Tier I capital (to adjusted
total assets)	$4,479,747	14.35%	$1,250,026	>4.00%	$1,562,533	> 5.00%

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

L. REGULATORY MATTERS - Continued

Tangible capital and risk-based capital are calculated as follows:

	2002	2001

GAAP capital	$ 4,713,388	$ 4,512,923
Accumulated other comprehensive
(income) loss	(15,213)	(33,176)
Tangible capital	4,698,175	4,479,747
Allowance for loan losses	100,000	101,024

Risk-based capital (regulatory capital)	$ 4,798,175	$ 4,580,771
	==========	==========

At December 31, 2002 and 2001, the Bank met the tangible capital requirement of 1.50% of total assets. At December 31, 2002 and 2001, the Bank's tangible capital was $4,698,175 or 14.27% of total assets and $4,479,747 or 14.35% of adjusted total assets.

In accordance with OTS regulations, at the time that the Bank converted from mutual to stock form, the Bank established a liquidation account with an initial balance equal to the Bank's total equity as of the date of the latest balance sheet appearing in the prospectus, December 31, 2000 ($3,276,703). The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, and in only such an event, each account holder would be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Bank may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount. At December 31, 2002 and 2001, the balance of the liquidation account was $1,686,926 and $2,214,153.

Under current OTS regulations, limitations have been imposed on all capital distributions by savings institutions, including cash dividends, stock repurchases, and other transactions charged to the capital account. Generally, an institution which is well capitalized both before and after the distribution may, after notifying the OTS, make capital distributions in any year equal to the sum of the institution's net income for the current year and its retained net income for the preceding two years, less any capital distributions already made in the current year. Distributions of greater amounts and distributions by institutions not well capitalized would require an application to the OTS. OTS regulations also restrict stock repurchases during the first year following the conversion unless certain criteria are satisfied.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

M. EARNINGS PER SHARE

The following components used to calculate earnings per share (EPS) are as follows for years ended December 31:
	2002	2001	2000
Numerator:
Net income	$ 200,208	$ 68,249	$ 75,561
Effect of dilutive securities	-	-	-

Numerator for diluted EPS	$ 200,208	$ 68,249	$ 75,561
	========	=======	=======

Denominator:
Weighted average common
shares outstanding	274,805	280,100	N/A
Effect of dilutive stock options	-	-	N/A

Denominator for diluted EPS	274,805	280,100	N/A
	=======	=======	=======

Earnings per share:
Basic	$ .73	$ .24	N/A
	=======	=======	=======
Diluted	$ .73	$ .24	N/A
	=======	=======	=======

N. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments are commitments to extend credit. The instruments contain various elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition.

The Bank's exposure to credit loss, if the other party to the financial instrument for commitments to extend credit does not perform, is the contractual amount of those instruments. The Bank uses the same credit policies in making commitments that it does for on-balance sheet instruments.

At December 31, 2002 and 2001, the Bank had loan commitments of $971,775 at a fixed rate of 6.06% and $479,250 at a fixed rate of 6.82%. At December 31, 2002 and 2001, the Bank had unfunded commitments under home equity lines of credit of $380,359 at a variable rate of 4.25% and $243,058 at a variable rate of 4.75%.

Commitments to extend credit are agreements to lend to a customer if there is no violation of any contract conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's credit request separately and determines and obtains the amount of collateral needed when credit is extended. Collateral includes real estate.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

O. CONCENTRATION OF CREDIT RISK

The Company maintained cash accounts at various financial institutions during 2002 and 2001. The Bank Insurance Fund (BIF) provides insurance coverage only up to $100,000 in the aggregate at each institution; in the event of a failure of an institution, the BIF is not obligated to pay uninsured deposits. At various times in 2002 and 2001, the Company had funds on deposit at these institutions which were in excess of the insured amount. Deposits at the Federal Home Loan Bank are not subject to insurance coverage.

P. RETIREMENT PLAN

Until establishment of the ESOP in 2001, the Bank maintained a SIMPLE pension plan. Contributions to the SIMPLE pension plan, included in salaries and employee benefits, amounted to $3,652 and $5,152 in 2001 and 2000. The Bank was required to match up to 3% of the employee's compensation. The SIMPLE pension plan was terminated in September 2001.

Q. FINANCIAL INSTRUMENTS

Accounting principles generally accepted in the United States require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. When quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The derived fair value estimates cannot be substantiated through comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. Further, the disclosures do not include estimated fair values for items which are not financial instruments but which represent significant value to the Company, such as core deposit intangibles. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amount of cash and cash equivalents approximates the estimated fair value of these financial instruments. The estimated fair value of securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The estimated fair value of interest-bearing deposits and debt is based on present values using applicable risk-adjusted spreads to the appropriate yield curve to approximate current interest rates applicable to each category of these financial instruments.

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities. Variances between the carrying amount and the estimated fair value of loans reflect both credit risk and interest rate risk. The Company is protected against changes in credit risk by the reserve for loan losses, which totaled $100,000 and $101,024 at December 31, 2002 and 2001. For commitments to extend credit, the fair value considers the difference between current levels of interest rates and the committed rates along with the remaining terms and creditworthiness of the counter parties.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

Q. FINANCIAL INSTRUMENTS - Continued

The fair value estimates presented are based on information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been revalued for purposes of these consolidated financial statements since those dates. Therefore, current estimates of fair value may differ significantly from the amounts presented.

	2002		2001
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
ASSETS
Cash and cash equivalents	$3,724,506	$ 3,724,506	$4,425,434	$ 4,425,434
Securities available for sale	3,100,700	3,100,700	4,094,480	4,094,480
Securities held to maturity	2,809,338	2,909,042	1,988,661	1,935,263
Loans receivable, net	23,201,585	24,209,621	21,216,530	21,585,546
LIABILITIES
Deposits	$23,675,900	$24,064,915	$20,766,537	$21,114,529
Federal Home Loan Bank Advances	4,105,380	4,329,552	5,492,312	5,445,238

OFF BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS (1):
Commitments to extend credit	$ 971,775	$ 28,000	$ 479,250	$ 5,000

(1) The amounts shown under the "carrying amount" represents the contract amount.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

R. PARENT COMPANY FINANCIAL STATEMENTS

The financial statements for Globe Bancorp, Inc. (parent company only) are presented below. Globe Bancorp, Inc. was incorporated on March 12, 2001.

Globe Bancorp, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets
Cash	$ 41	$ 8,312
Federal funds sold	583,958	604,853

Total cash and cash equivalents	583,999	613,165

Securities available for sale	-	486,562
Note receivable from ESOP	216,227	225,199
Accrued interest receivable	18	2,450
Prepaid expenses and other assets	33,417	7,416
Investment in subsidiary	4,713,388	4,512,923

Total assets	$ 5,547,049	$ 5,847,715
	===========	===========
Liabilities and Stockholders' Equity

Accounts payable	$ 8	$ 14,146

Total liabilities	8	14,146

Preferred stock	-	-
Common stock	3,042	3,042
Additional paid-in capital	2,500,644	2,496,553
Retained earnings	3,452,339	3,336,152
Treasury stock	(408,984)	-
Accumulated other comprehensive (loss)	-	(2,178)

Total stockholders' equity	5,547,041	5,833,569

Total liabilities and stockholders' equity	$ 5,547,049	$ 5,847,715
	===========	===========

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

R. PARENT COMPANY FINANCIAL STATEMENTS - Continued

Globe Bancorp, Inc.
Statements of Income
Year Ended December 31, 2002 and

For the Period from Inception (March 12, 2001) to December 31, 2001

	2002	2001

Income:

Interest on ESOP note receivable	$ 19,142	$ 9,974
Interest on federal funds sold	14,201	14,128
Realized gain on sales of securities
available for sale	6,715	-
Interest on securities available for sale	5,566	1,826
Equity in undistributed net income
of subsidiary	200,031	64,713

Total income	245,655	90,641

Expense:
Professional fees	19,915	17,410
Compensation expense	11,189	3,650
Office expense	4,492	319
Supervisory examination fees	4,125	-
Taxes and assessments	3,905	-
Occupancy expense	625	-
Other	1,191	242

Total expense	45,442	21,621

Income before income taxes	200,213	69,020

Income tax expense	5	771

Net income	$200,208	$68,249
	========	=======

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

R. PARENT COMPANY FINANCIAL STATEMENTS - Continued

Globe Bancorp, Inc.
Statements of Cash Flows
Year Ended December 31, 2002 and
For the Period from Inception (March 12, 2001) to December 31, 2001

Cash flows from operating activities:	2002	2001

Net income	$ 200,208	$ 68,249
Adjustments to reconcile net income to net
cash (used in) provided by operating activities:
Equity in undistributed net income
of subsidiary	(200,031)	(64,713)
Gain on sales of securities
available for sale	(6,715)	-
Other, net	(38,831)	5,252

Net cash (used in) provided by operating activities	(45,369)	8,788

Cash flows from investing activities:

Proceeds from sales of securities
available for sale	999,781	-
Purchases of securities available for sale	(503,203)	(489,712)
Principal payment on ESOP note receivable	8,972	18,140
Investment in subsidiary	-	(1,379,403)

Net cash provided by (used in)
investing activities	505,550	(1,850,975)

Cash flows from financing activities:

Proceeds from issuance of common stock	-	2,497,328
Purchase of common stock for treasury	(408,984)	-
Dividends paid	(80,363)	(41,976)

Net cash (used in) provided by financing activities	(489,347)	2,455,352

Net (decrease) increase in cash and
cash equivalents	(29,166)	613,165

Cash and cash equivalents at
beginning of period	613,165	-

Cash and cash equivalents at end of year	$ 583,999	$ 613,165
	=========	=========

GLOBE HOMESTEAD SAVINGS BANK

DIRECTORS	OFFICERS	OFFICE LOCATION
Michael H. Bagot	Thomas J. Exnicios	4051 Veterans Boulevard
Chairman	President	Suite 100
Metairie, Louisiana 70002
Albert E. Briede, III	Mae H. Leaveau
Director	Vice President
STAFF
Thomas J. Exnicios	Saxon J. Toca, III
Director	Secretary-Treasurer	Joseph McCarthy, III
Pamela C. Sawaya
John L. Gohres, Jr.	Madeleine B. Richard
Director	Loan Officer

Robert J. Gohres
Director

Mae H. Leaveau
Director

Madeleine B. Richard
Director

Saxon J. Toca, III
Director

GLOBE BANCORP, INC.

DIRECTORS	OFFICERS	OFFICE LOCATION
Michael H. Bagot	Thomas J. Exnicios	4051 Veterans Boulevard
Chairman	President	Suite 100
Metairie, Louisiana 70002
Albert E. Briede, III	Mae H. Leaveau
Director	Vice President
Transfer Agent and Registrar
Thomas J. Exnicios	Saxon J. Toca, III
Director	Secretary-Treasurer	Registrar and Transfer Company
10 Commerce Drive
John L. Gohres, Jr.		Cranford, New Jersey 07016
Director

Robert J. Gohres		Information Requests
Director
Request for copies of Form
Mae H. Leaveau		10-QSB or Form 10-KSB should
Director		be made to:
Thomas J. Exnicios
Madeleine B. Richard		Globe Bancorp, Inc.
Director		4051 Veterans Blvd., Suite 100
Metairie, Louisiana 70002
Saxon J. Toca, III
Director

Stock Information

The Company's shares of common stock have been traded on the OTC Bulletin Board since July 9, 2001, under the symbol "GLBP." Presented below are the high and low trading prices for common shares for the period from July 9, 2001, the date of the conversion to stock form, to December 31, 2002. Such quotations reflect inter-dealer prices, without retail financial markups, markdowns or commissions and may not represent actual transactions. Information relating to prices has been obtained from the Bloomberg historical pricing system.

	High	Low	Dividend
Quarter Ended:
September 30, 2001	$11.50	$10.55	$ --
December 31, 2001	$11.45	$11.00	$0.15
March 31, 2002	$12.52	$11.25	$ --
June 30, 2002	$ --	$ --	$0.15
September 30, 2002	$16.00	$14.50	$ --
December 31, 2002	$15.05	$15.05	$0.15

As of March 7, 2003, Globe Bancorp had 277,000 common shares outstanding held of record by approximately 43 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.