Form 10KSB, Exhibit 13
period 2003-12-31
GLOBE BANCORP INC
filed 2004-03-19
CIK 1136645

GLOBE BANCORP, INC.
ANNUAL REPORT
2003

GLOBE BANCORP, INC.
ANNUAL REPORT

CONTENTS

GLOBE BANCORP, INC.
4051 Veterans Boulevard, Suite 100
Metairie, Louisiana 70002
Phone (504) 887-0057 Fax (504) 887-0065

To Our Shareholders:

With the completion of our second full year as a public company, we are delighted to present our annual report to the shareholders of Globe Bancorp, Inc.

At December 31, 2003, total assets amounted to $31.9 million, which represents a decrease of $1.7 million or 4.8% compared to total assets of $33.6 million at December 31, 2002. This decrease was primarily due to decreases in cash and cash equivalents and investments in held to maturity securities, offset by an increase in loans receivable. We are also pleased to report 2003 net income from operations of $158,000.

Due to our capital position, continued earnings and our desire to enhance shareholder value, the Board of Directors increased the annual cash dividend by 16.7% from $0.30 a share for 2002 to $0.35 a share for 2003. This represents a dividend payment ratio of 55.6%. In addition, during the year 2003, we repurchased 3,200 shares, or approximately $59,000, of our common stock. We intend to continue to manage our capital position in order to enhance shareholder value.

Please review this report of our 2003 results and make plans to join us for our third annual shareholders meeting to be held on April 27, 2004. We are excited about the future of Globe Bancorp, Inc. and would like you to share in our enthusiasm. We look forward to seeing you in April.

Sincerely,

/s/ Michael H. Bagot
Michael H. Bagot
Chairman of the Board

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial and other data of the Company set forth below and on the following page does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

	At or For the Year Ended December 31,

	2003	2002	2001
	(Dollars in Thousands Except Per Share Data)
Selected Balance Sheet and Other Data:
Total assets	$31,941	$33,554	$32,355
Cash and cash equivalents (1)	1,650	3,725	4,425
Securities available for sale	3,135	3,101	4,094
Securities held to maturity	1,434	2,809	1,989
Loans receivable, net of allowance for
loan losses (2)	24,986	23,202	21,217
Total deposits	22,438	23,676	20,767
Borrowings	3,737	4,105	5,492
Total stockholders' equity	5,550	5,547	5,834
Full service offices	1	1	1
Earnings per share	$0.62	$0.73	$0.24
Book value per share (3)	$20.27	$20.03	$19.18
Dividends paid per share	$0.35	$0.30	$0.15

	For the Year Ended December 31,
	2003	2002	2001
	(Dollars in Thousands)
Selected Operating Data:
Total interest income	$1,740	$1,978	$1,774
Total interest expense	813	1,093	1,196
Net interest income	927	885	578
(Recovery of) provision for loan losses	-	(1)	9
Net interest income after (recovery of) provision for loan losses	927	886	569
Noninterest income	6	34	23
Noninterest expense	701	621	503
Income before income taxes	232	299	89
Income taxes	74	99	21
Net income	$ 158	$ 200	$ 68
	=====	=====	=====

(Footnotes on following page)

	For the Year Ended December 31,
	2003	2002	2001
Selected Operating Ratios (4):
Performance Ratios:
Return on average assets (5)	0.48%	0.60%	0.25%
Return of average equity (5)	2.83	3.45	1.52
Equity to assets at end of period	17.38	16.53	18.03
Interest rate spread (6)	2.34	2.01	1.31
Net interest margin (6)	2.83	2.70	2.12
Average interest-earning assets to average
interest-bearing liabilities	119.88	120.62	118.51
Net interest income after provision for loan
losses to total other expenses	132.23	142.67	113.12
Total other expense to average total assets	2.33	2.16	1.89
Efficiency ratio (7)	83.08	78.32	87.21
Asset Quality Ratios:
Non-performing loans to total loans at end
of period (8)	--	--	0.11
Non-performing assets to total assets at end
of period (8)	--	--	0.07
Allowance for loan losses to total loans
at end of period	0.40	0.43	0.48
Allowance for loan losses to total
non-performing loans at end of period (8)	N/A	N/A	437.13
Capital Ratios (Bank only):
Tangible capital ratio	15.59	14.27	14.35
Core capital ratio	15.59	14.27	14.35
Risk-based capital ratio	35.37	34.77	36.53

__________________

(1) Consists of cash and short-term interest-bearing deposits.
(2) Reflects allowance for loan losses at December 31, 2003, 2002 and 2001 of $100,000, $100,000 and
      $101,024, respectively.
(3) Book value per share is calculated by dividing the total number of share outstanding into total stockholders equity.
(4) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.
(5) Return on average assets represents net income as a percentage of average assets. Return on average equity represents net income as a percentage of average equity.
(6) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets
(7) Efficiency ratio represents noninterest expense plus income tax expense as a percentage of net interest income plus noninterest income.
(8) Non-performing loans consist of non-accrual loans 90 days or more delinquent and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

The Company did not have any real estate acquired by foreclosure or deed-in-lieu thereof at
December 31, 2003, 2002 or 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBE BANCORP, INC.

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on noninterest income, provision for loan losses, noninterest expenses and federal income taxes. Globe Bancorp, Inc. had net income of $158,000 in 2003 and $200,000 in 2002.

Historically, Globe Homestead's business has consisted primarily of originating single-family real estate loans secured by property in its market area. Globe Homestead's loans are primarily funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. Globe Homestead's loans are primarily funded by certificates of deposit which typically have a higher rate than passbook accounts. The combination of these factors has resulted in historically lower interest rate spreads and returns on equity. Although Globe Homestead may attempt to expand its loan products by emphasizing certain consumer lending, Globe Homestead presently anticipates that its business will continue to primarily consist of originating single-family loans.

Our operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which it operates. The most significant policies followed by the Company are presented in "Notes to Consolidated Financial Statements - Summary of Significant Accounting Policies and Nature of Operations" included in this Annual Report. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, the methodology for the determination of our allowance for loan losses, due to the judgments, estimates and assumptions inherent in that policy, is critical to preparation of our financial consolidated statements.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of subjective measurements including management's assessment of the internal risk classification of loans, changes in the nature of the loan portfolio and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Change in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operations or liquidity.

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

Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision, which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

The following table presents Globe Homestead's net portfolio value as of December 31, 2003 as calculated by the Office of Thrift Supervision, based on information provided to the Office of Thrift Supervision by Globe Homestead.

Change in	Estimated	Estimated		Change as a
Interest Rates	Net Portfolio	Net Portfolio Value as	Amount	Percentage
(basis points)	Value	a Percentage of Assets	of change	of Assets
(Dollars in Thousands)
300	$3,655	12.28%	$(2,620)	(42%)
200	4,508	14.60%	(1,767)	(28%)
100	5,407	16.87%	(868)	(14%)
---	6,275	18.90%	---	---
(100)	6,461	19.19%	186	3%

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

Changes in Financial Condition

At December 31, 2003, Globe Bancorp, Inc.'s total assets amounted to $31.9 million, a decrease of $1.6 million or 4.81% compared to total assets of $33.6 at December 31, 2002. Such decrease was primarily due to decreases of $2.1 million or 55.71% in cash and cash equivalents and $1.4 million or 48.96% in securities held to maturity. These decreases were partially offset by an increase of $1.8 million or 7.69% in loans receivable. Total liabilities decreased $1.6 million or 5.77% to $26.4 million at December 31, 2003 from $28.0 million at December 31, 2002 due to a $1.2 million or 5.23% decrease in deposits and a $400,000 or 8.98% decrease in Federal Home Loan Bank advances. At December 31, 2003, total stockholders' equity amounted to $5.6 million or 17.38% of total assets compared to $5.5 million or

16.53% of total assets at December 31, 2002. Such increase was primarily due to net income of $158,000 which was offset primarily by the purchase of $59,000 of treasury stock and the payment of $88,000 of cash dividends.

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

	Year Ended December 31,
	2003			2002
	Average		Average	Average		Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net	$ 23,833	$ 1,499	6.29%	$ 22,869	$ 1,608	7.03%
Investment securities	5,563	202	3.63%	5,363	289	5.39%
Other interest-earning assets (1)	3,324	39	1.17%	4,593	81	1.76%
Total interest-earning assets	32,720	1,740	5.32%	32,825	1,978	6.03%
Non-interest-earning assets	501			512
Total assets	$ 33,221			$ 33,337
	=======			=======
Interest-bearing liabilities:
Passbook accounts	$ 8,914	169	1.90%	$ 5,438	150	2.76%
Certificates of deposit	14,456	461	3.19%	16,565	678	4.09%
Federal Home Loan Bank advances	3,924	183	4.66%	5,210	265	5.09%
Total interest-bearing liabilities	27,294	813	2.98%	27,213	1,093	4.02%
Non-interest-bearing liabilities	347			318
Total liabilities	27,641			27,531
Total stockholders' equity (2)	5,580			5,806
Total liabilities and stockholders'
equity	$ 33,221			$ 33,337
	=======			=======
Net average interest-earning assets	$ 5,426			$ 5,612
	=======			=======
Net interest income: interest rate
spread (3)		$ 927	2.34%		$ 885	2.01%
		=======	=====		=======	=====
Net interest margin (4)			2.83%			2.70%
			=====			=====
Average interest-earning assets to
average interest-bearing liabilities			119.88%			120.62%
			=======			=======

________________

(1) Includes interest-bearing demand deposits and Federal Home Loan Bank of Dallas ("FHLB") stock.
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

	Year Ended December 31, 2003 vs. 2002
	Increase (decrease) due to		Total
			Increase
	Rate	Volume	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net	$ (182)	$ 73	$ (109)
Investment securities	(98)	11	(87)
Other interest-earning assets	(23)	(19)	(42)
Total interest-earning assets	$ (303)	$ 65	$ (238)

Interest-bearing liabilities:
Passbook accounts	$ (18)	$ 37	$ 19
Certificates of deposit	(138)	(79)	(217)
Federal Home Loan Bank advances	(21)	(61)	(82)
Total interest-bearing liabilities	(177)	(103)	(280)
(Decrease) increase in net interest income	$ 126	$ 168	$ 42
	=========	=========	=========

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

General. The Company reported net income of $158,000 and $200,000 for the years ended December 31, 2003 and 2002, respectively. The decrease in net income in 2003, of $42,000 or 21.10%, was primarily due to an increase in noninterest expenses and a decrease in noninterest income, partially offset by an increase in net interest income and a decrease in income tax expense.

Interest Income. Interest income decreased $238,000 or 12.03% to $1,740,000 in 2003 compared to $1,978,000 in 2002, due to a decrease in interest income on loans receivable and securities. The decrease in interest income on loans receivable of $109,000 or 6.78% was due to a decrease in the average yield on such assets from 7.03% in 2002 to 6.29% in 2003 reflecting the lower relative interest rate environment. The average balance of loans receivable increased from $22.9 million in 2002 to $23.8 million in 2003 as a result of $11.9 million of loan originations partially offset by $10.1 million in repayments during 2003. Such originations primarily consisted of long-term, fixed rate, one-to-four family loans. The decrease in interest income on investment securities of $87,000 or 30.25% was due to a decrease in the average yield of such assets. The average yield decreased to 3.63% in 2003 compared to 5.39% in 2002 as a result of the downward adjustment of the Company's securities reflecting a decrease in general market rates. The average balance of investment securities increased marginally from $5.4 million in
2002 to $5.6 million in 2003. The decrease in interest income on other interest-earning assets of $42,000 or 51.18% was due to decreases in the average yield and the average balance of such assets. The average yield on other interest-earning assets decreased from 1.76% in 2002 to 1.17% in 2003 reflecting a decrease in general market rates. The average balance of other interest-earning assets decreased to $3.3 million in 2003 from $4.6 million in 2002 due to the use of excess funds to originate loans.

Interest Expense. Interest expense decreased $280,000 or 25.63% to $813,000 in 2003 compared to $1,093,000 in 2002. This decrease was due to decreases in interest expense on deposits and FHLB advances. Interest expenses on deposits decreased $198,000 or 23.91% in 2003 primarily due to a decrease in the average rate paid on deposits from 3.76% in 2002 to 2.70% in 2003 partially offset by an increase in the average balance of deposits to $23.4 million in 2003 from $22.0 million in 2002. The decrease in the average rate reflects a decrease in general market rates. Interest expense on FHLB advances decreased $82,000 or 31.03% due to a decrease in the average balance of such liabilities to $3.9 million in 2003 from $5.2 million in 2002. The average rate on FHLB advance decreased from 5.09% in 2002 to 4.66% in 2003.

Net Interest Income. Net interest income amounted to $927,000 in 2003 compared to $886,000 in 2002. This increase of $41,000 or 4.65% was due to an increase in the net interest margin. The net interest margin was 2.83% in 2003 compared to 2.70% in 2002. The ratio of average interest-earning assets to average interest-bearing liabilities decreased from 120.62% in 2002 to 119.88% in 2003.

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

The (recovery of) provision for loan losses amounted to ($1,000) in 2002. There was no (recovery of) or provision for loan losses in 2003. At December 31, 2003, the allowance for loan losses as a percent of total loans outstanding was 0.40% compared to 0.43% at December 31, 2002. The Bank did not have any non-performing loans at December 31, 2003 and 2002.

Noninterest Income. Noninterest income, consisting of service charges, net realized gain on sale of securities available for sale and gain on trading account securities amounted to $6,000 in 2003, a decrease of $28,000 or 81.61% compared to $34,000 in 2002. The decrease in 2003 was due to decreases of $19,000 in net realized gain on sale of securities available for sale and $12,000 in net gain on sale of trading account securities partially offset by a $3,000 increase in service charges.

Noninterest Expenses. Noninterest expenses amounted to $701,000 in 2003, an increase of $80,000 or 12.95% compared to $621,000 for 2002. This increase was primarily due to increases of $54,000 or 17.68% in salaries and employee benefits, $18,000 or 19.74% in occupancy expense, $12,000 or 21.31% in taxes and assessments, $8,000 or 15.77% in professional fees, $2,000 or 4.19% in service bureau expense and $3,000 or 14.25% in SAIF deposit insurance premiums and examination fees. The increase in salaries and employee benefits was due to additional ESOP costs as a result of an increase in the market value of the common stock, and normal salary and merit increases. The increase in professional fees was due to the increase in reporting requirements. The increase in occupancy expense was primarily due to new lease terms for our operating facility. The increase in taxes and assessments was the result of an increase in the tax millage for the Louisiana shares tax.

Income Tax Expense. Income tax expense amounted to $74,000 and $98,000 in 2003 and 2002, respectively, resulting in effective tax rates of 31.9% and 33.0%, respectively. The higher effective tax rate in 2002 was due primarily to higher income in 2002 over 2003.

Liquidity and Capital Resources

The Bank's average liquidity ratio is based on a percentage of deposits and short-term borrowings and was approximately 15.24% during the fourth quarter of 2003. The Bank actively manages its liquidity position. In addition to funds provided by operations, the Bank's primary sources of funds are inflows of savings deposits and principal repayments on loans and on investment securities. Additionally, the Bank has the ability to borrow funds from the Federal Home Loan Bank of Dallas. Our primary investing activities are the origination of loans and the purchase of investment securities.

The Bank's cash and cash equivalents amounted to $1.6 million at December 31, 2003, a decrease of $2.1 million or 55.71% compared to $3.7 million at December 31, 2002. Funds were used for loan originations. Loans receivable amounted to $25.0 million at December 31, 2003, an increased of $1.8 million or 7.69% compared to $23.2 million at December 31, 2002. Additional funds were used to fund deposit withdrawals, repay FHLB advances and for the purchase of treasury stock. FHLB advances amounted to $3.7 million at December 31, 2003, a decrease of $400,000 or 8.98% compared to $4.1 million at December 31, 2002. The Company purchased $59,000 of treasury stock in 2003. Deposits decreased $1.2 million or 5.23% from $23.7 million in 2002 compared to $22.5 million in 2003.

At December 31, 2003, Globe Homestead did not have any outstanding commitments to originate loans, but had unfunded loans in process of $212,000 and home equity lines of credit with unfunded balances of $575,000. In addition, as of December 31, 2003, the total amount of certificates of deposit which were scheduled to mature in the following twelve months was $9.2 million. Globe Homestead believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Globe Homestead requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Dallas are available as an additional source of funds.

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 2003, the Bank exceeded each of its capital requirements with ratios of 15.59%, 15.59% and 35.37%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Globe Bancorp, Inc. have been prepared in accordance with accounting principles generally accepted in the United States, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Globe Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Globe Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Contractual Obligations

The following table presents Globe Bancorp, Inc.'s contractual obligations as of December 31, 2003:

	Payments due by period
	(Dollars in Thousands)
Contractual Obligations	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Federal Home Loan Bank of Dallas advances	$ 397	$ 847	$ 1,587	$ 906	$ 3,737
Capital Lease Obligations	-	-	-	-	-
Operating Leases (2)	59	119	61	-	239
Purchase Obligations	-	-	-	-	-
Passbook savings (3)	9,287	-	-	-	9,287
Certificates of Deposits (3)	9,169	2,969	1,013	-	13,151
Total	$ 18,912	$ 3,935	$ 2,661	$ 906	$ 26,414
	======	======	======	====	======

________________

(1) See Note H to our consolidated financial statements.
(2) See Note J to our consolidated financial statements.
(3) See Note F to our consolidated financial statements.

Off-Balance Sheet Arrangements

 An off-balance sheet arrangement is any transaction or other contractual arrangement involving an unconsolidated entity under which a company:

  Has made guarantees;

  Has a retained or a contingent interest in transferred assets;

  Has an obligation under derivative instruments classified as equity; or

  Has any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have no arrangements as described above that we believe may have a material current or future effect on our financial condition, results of operations, cash flow or liquidity. Notes G, J and N to our consolidated financial statements describe certain guarantees that we do not expect to have a material current or future effect on our financial condition, results of operations, cash flow or liquidity.

Recent Accounting Standards

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, effective for contracts generally entered into or modified after June 30, 2003. This statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. The adoption of this accounting standard did not have an effect on the Company's financial condition or results of operation.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the first interim period beginning after June 15, 2003. This statement addresses issuers of financial instruments that fall within the scope of this statement, many of which were previously classified as equity, must now classify these financial instruments as liabilities (or assets in certain circumstances). Such instruments include equity shares with mandatory redemption features, and instruments, other that outstanding equity shares, that represent an obligation to repurchase equity shares or an obligation that must or may be settled by issuing a variable number of equity shares. The adoption of this accounting standard did not have an effect on the Company's financial condition or results of operation.

In later 2002 and early 2003, the FASB issued two interpretations of existing accounting principles. FASB Interpretation (FIN) No. 45 elaborated on disclosures an entity should make about its obligations under certain guarantees and clarified that a guarantor should recognize a liability for the fair value of the obligations when a guarantee is first issued. The Company has no significant items which are subject to the guidance in FIN No. 45. Note N provides information on off-balance sheet financial instruments.

FIN No. 46 was issued in response to perceived weaknesses in the accounting for special-purpose entities, in particular the possibility that a controlling financial interest in such an entity might not result in consolidation of the entity with the holder of the interest. The specific entities to which FIN No. 46 refers are called "variable interest entities," and the interpretation explains how to identify a variable interest entity and how an enterprise should assess its interest in such an entity to decide whether consolidation is appropriate. The Company has no interests that would require consolidation under the guidance of FIN No. 46.

ROTH MURPHY SANFORD L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
228 ST. CHARLES AVENUE SUITE 1122
NEW ORLEANS, LOUISIANA 70130
TELEPHONE (504) 522-0792
FACSIMILE (504) 524-5235

Independent Auditor's Report

To the Stockholders and Board of Directors
Globe Bancorp, Inc.
Metairie, Louisiana

We have audited the accompanying consolidated statements of financial condition of Globe Bancorp, Inc. and its wholly-owned subsidiary, Globe Homestead Savings Bank, as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globe Bancorp, Inc. and its wholly-owned subsidiary, Globe Homestead Savings Bank, as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Roth Murphy Sanford L.L.P.

January 16, 2004
New Orleans, Louisiana

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2003 and 2002

	2003 _____________	2002 ______________
ASSETS

Cash	$ 56,561	$ 173,053
Interest bearing deposits	550,518	124,384
Federal funds sold	1,042,445	3,427,069

Total cash and cash equivalents	1,649,524	3,724,506

Securities available for sale (Note B)	3,135,448	3,100,700
Securities held to maturity (Note B)	1,433,816	2,809,338
Loans receivable, net (Note C)	24,985,908	23,201,585
Accrued interest receivable (Note D)	126,859	133,172
Federal Home Loan Bank stock, restricted, at cost	362,100	354,200
Prepaid expenses and other assets	127,450	118,838
Premises and equipment, net (Note E)	119,911	111,596

Total assets	$ 31,941,016	$ 33,553,935
	===========	===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note F)	$ 22,437,642	$ 23,675,900
Federal Home Loan Bank advances (Note H)	3,736,533	4,105,380
Advances from borrowers for taxes and insurance	157,274	147,922
Accrued expenses and other liabilities (Note G)	59,070	77,692

Total liabilities	26,390,519	28,006,894

Commitments and contingencies (Notes G, J, L, N, and O)

Preferred stock, $.01 par value; 500,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $.01 par value; 3,000,000 shares
authorized; 304,175 shares issued and outstanding	3,042	3,042
Additional paid-in capital	2,738,142	2,725,844
Retained earnings, substantially restricted (Note L)	3,492,919	3,422,821
Treasury stock - 30,375 and 27,175 shares, at cost	(468,216)	(408,984)
Accumulated other comprehensive (loss) income	(20,718)	15,213
Unearned compensation (Note I)	(194,672)	(210,895)

Total stockholders' equity	5,550,497	5,547,041

Total liabilities and stockholders' equity	$ 31,941,016	$ 33,553,935
	===========	===========

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2003, 2002, and 2001

	2003 ____________	2002 _____________	2001 _____________
Interest income:
Loans receivable	$ 1,498,833	$ 1,607,783	$ 1,354,464
Securities held to maturity	105,440	170,376	13,499
Securities available for sale	96,234	109,937	268,148
Trading account securities	-	8,841	-
Other interest earning assets	39,650	81,219	137,543

Total interest income	1,740,157	1,978,156	1,773,654

Interest expense:
Deposits (Note F)	630,303	828,331	967,352
Federal Home Loan Bank advances	182,669	264,860	224,605
Other	-	-	4,368

Total interest expense	812,972	1,093,191	1,196,325

Net interest income	927,185	884,965	577,329
(Recovery of) provision for loan losses (Note C)	-	(1,024)	8,624
Net interest income after (recovery of) provision for loan losses	927,185	885,989	568,705

Noninterest income:
Net realized gain on sales of securities available for sale (Note B)	351	19,737	17,678
Net realized gain on sales of trading account securities (Note B)	-	11,648	-
Income on foreclosed real estate	-	-	2,864
Services charges	5,853	2,342	2,947

Total noninterest income	6,204	33,727	23,489

Noninterest expenses:
Salaries and employee benefits	360,819	306,605	276,171
Occupancy expense (Note J)	111,559	93,170	87,047
Taxes and assessments	67,017	55,246	2,286
Professional fees	58,468	50,506	37,466
Service bureau expense	47,888	45,964	33,600
General insurance	18,775	18,648	19,430
SAIF deposit insurance premium and examination fees	15,596	18,187	12,053
Office expense	15,336	16,546	16,408
Loss on sale of loan	-	-	1,158
Other	6,102	16,225	17,496

Total noninterest expenses	701,560	621,097	503,115

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2003, 2002, and 2001

(Continued)
	2003 _____________	2002 _____________	2001 ____________

Income before income taxes	231,829	298,619	89,079
Income tax expense (Note G)	73,858	98,411	20,830

Net income	$ 157,971	$ 200,208	$ 68,249
	===========	===========	===========
Earnings per share:
Basic earnings per share	$ .62	$ .73	$ .24
	===========	===========	===========
Diluted earnings per share	$ .62	$ .73	$ .24
	===========	===========	===========

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003, 2002, and 2001
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Unearned Compensation	Total Stockholders' Equity
Balances, January 1, 2001	$ -	$ -	$ -	$ 3,276,703	$ -	$ (3,357)	$ -	$ 3,273,346
Issuance of common stock, net		3,042	2,719,486					2,722,528
Acquisition of unearned ESOP shares							(243,340)	(243,340)
Contribution to ESOP			2,267				18,140	20,407
Dividends paid				(41,976)				(41,976)
Comprehensive income:
Net income				68,249				68,249
Other comprehensive income, net of tax:
Change in unrealized loss on securities available for sale, net of tax of $17,320						33,620		33,620
Plus-reclassification adjustment for net realized gains, net of tax of $378						735		735
Other comprehensive income								34,355
Total comprehensive income	__________	__________	_____________	_____________	_____________	______________	_______________	102,604
Balances, December 31, 2001	-	3,042	2,721,753	3,302,976	-	30,998	(225,200)	5,833,569
Contribution to ESOP			4,091				14,305	18,396
Dividends paid				(80,363)				(80,363)
Purchase of common stock for treasury					(408,984)			(408,984)
Comprehensive income:
Net income				200,208				200,208
Other comprehensive loss, net of tax:
Change in unrealized gain on securities available for sale, net of tax of $2,092						(4,061)		(4,061)
Plus-reclassification adjustment for net realized losses, net of tax of $6,039						(11,724)		(11,724)
Other comprehensive loss								(15,785)
Total comprehensive income	__________	__________	_____________	_____________	_____________	______________	_______________	184,423
Balances, December 31, 2002	-	3,042	2,725,844	3,422,821	(408,984)	15,213	(210,895)	5,547,041
Contribution to ESOP			12,298				16,223	28,521
Dividends paid				(87,873)				(87,873)
Purchase of common stock for treasury					(59,232)			(59,232)
Comprehensive income:
Net income				157,971				157,971
Other comprehensive loss, net of tax:
Change in unrealized gain on securities available for sale, net of tax of $23,343						(45,314)		(45,314)
Plus-reclassification adjustment for net realized gains, net of tax of $4,833						9,383		9,383
Other comprehensive loss								(35,931)
Total comprehensive income	__________	__________	_____________	_____________	_____________	______________	_______________	122,040
Balances, December 31, 2003	$ -	$ 3,042	$ 2,738,142	$ 3,492,919	$ (468,216)	$ (20,718)	$ (194,672)	$ 5,550,497
	========	========	==========	==========	==========	============	============	============

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002, and 2001

	2003 _____________	2002 _____________	2001 _____________
Cash flows from operating activities:
Net income	$ 157,971	$ 200,208	$ 68,249
Adjustments to reconcile net income to net cash provided by operating activities:
Premium and discount amortization on securities	27,888	16,477	16,488
Contribution to ESOP	28,521	18,397	20,407
(Accretion) of deferred loan fees net of amortized costs	(3,292)	(212)	(8,195)
Capitalization of loan origination costs	(38,764)	(24,979)	(23,223)
Loan fees received	57,051	26,174	22,083
Loss on sale of loan	-	-	1,158
Purchases of trading account securities	-	(2,055,320)	-
Proceeds from sales of trading account securities	-	2,066,781	-
Net (gain) on sales of securities available for sale	(351)	(19,737)	(17,678)
(Gain) on sales of trading account securities	-	(11,648)	-
(Recovery of) provision for loan losses	-	(1,024)	8,624
Depreciation and amortization	30,840	23,608	18,813
Federal Home Loan Bank stock dividends	(7,900)	(9,900)	(12,300)
Decrease (increase) in accrued interest receivable	6,313	(9,136)	600
(Increase) in prepaid expenses and other assets	(8,612)	(6,046)	(31,363)
(Decrease) increase in other liabilities	(113)	(24,393)	11,719

Net cash provided by operating activities	249,552	189,250	75,382

Cash flows from investing activities:
Loan originations	(11,900,229)	(6,138,042)	(8,003,245)
Principal repayments on loans	10,100,912	4,153,028	3,989,226
Proceeds from sale of loan	-	-	115,823
Purchases of securities available for sale	(3,296,887)	(3,178,798)	(3,522,393)
Purchases of securities held to maturity	-	(1,478,525)	(2,006,450)
Proceeds from sales of securities available for sale	477,425	3,288,958	3,527,858
Principal repayments on securities available for sale	2,718,861	871,640	1,905,045
Principal repayments on securities held to maturity	1,359,397	649,359	17,708
Purchase of Federal Home Loan Bank stock	-	(35,100)	-
Additions to equipment and leasehold improvements	(39,155)	(51,207)	(4,477)

Net cash (used in) investing activities	(579,676)	(1,918,687)	(3,980,905)

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002, and 2001
(Continued)

	2003 _____________	2002 _____________	2001 _____________
Cash flows from financing activities:
Net (decrease) increase in deposit accounts	(1,238,259)	2,909,363	2,955,604
Net (decrease) increase in Federal Home Loan Bank advances	(368,847)	(1,386,932)	1,992,312
Net increase (decrease) in advances from borrowers for taxes and insurance	9,353	(4,575)	20,729
Net proceeds from issuance of common stock	-	-	2,479,186
Purchase of common stock for treasury	(59,232)	(408,984)	-
Dividends paid	(87,873)	(80,363)	(41,976)

Net cash (used in) provided by financing activities	(1,744,858)	1,028,509	7,405,855

Net (decrease) increase in cash and cash equivalents	(2,074,982)	(700,928)	3,500,332
Cash and cash equivalents at beginning of year	3,724,506	4,425,434	925,102

Cash and cash equivalents at end of year	$ 1,649,524	$ 3,724,506	$ 4,425,434
	===========	===========	===========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest on deposit accounts	$ 220,267	$ 260,822	$ 319,576
	===========	===========	===========
Interest on Federal Home Loan Bank advances	$ 185,088	$ 273,353	$ 214,800
	===========	===========	===========
Income taxes	$ 65,007	$ 86,008	$ 15,000
	===========	===========	===========
Noncash disclosures:
(Decrease) increase in unrealized gain on securities available for sale	$ (54,441)	$ (23,916)	$ 52,053

Decrease (increase) in deferred tax on unrealized gain on securities available for sale	18,510	8,131	(17,698)

(Decrease) increase in unrealized loss on securities available for sale included in the accompanying consolidated statements of equity	$ (35,931)	$ (15,785)	$ 34,355
	===========	===========	===========

The accompanying notes are an integral part of these consolidated financial statements.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Years Ended December 31, 2003, 2002, and 2001

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Basis of presentation and nature of operations

The consolidated financial statements include the accounts of Globe Bancorp, Inc. (the Company) and its wholly-owned subsidiary, Globe Homestead Savings Bank (the Bank). In July 2001 the subsidiary changed its name from Globe Homestead Federal Savings Association (the Association) to Globe Homestead Savings Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

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

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance or changes in valuation may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's estimated allowance for loan losses and valuation of foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance or changes to the valuation based on their judgments about information available to them at the time of their examination. Because of these factors, it is possible that the allowance for loan losses and valuation of foreclosed real estate may change materially in the future.

Cash equivalents

The cash equivalents of $1,592,963 and $3,551,453 at December 31, 2003 and 2002 consisted of federal funds sold and interest bearing deposits. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

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

Securities that are bought and held by the Company primarily for the purpose of selling them in the near future are classified as trading securities and reported at fair value. Unrealized gains and losses are included in earnings. The Company had no trading securities at December 31, 2003 or 2002.

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

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS - Continued

Loans receivable

Loans receivable, that management has the intent and ability to hold until maturity or payoff are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts. Interest on loans is recognized based on the principal amount using the interest method.

Discounts and premiums on first mortgage loans are amortized and accreted to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

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

Foreclosed real estate

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of fair value minus estimated costs to sell or cost which becomes the property's new basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. There was no foreclosed real estate at December 31, 2003 or 2002.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS - Continued

Federal Home Loan Bank stock

The Bank is a member of the FHLB of Dallas. As a member, the Bank is required to purchase and maintain stock in the FHLB of Dallas equal to at least 0.2% of its total assets plus 4.25% of its outstanding advances. The Bank is in compliance with this requirement. The Bank may redeem excess stock, or withdraw from membership and redeem all outstanding capital stock, with five years written notice to the FHLB of Dallas. The FHLB of Dallas, at its sole discretion, may repurchase members' excess stock at any time without regard to the five year notification period. Stock is redeemable at par value. The stock is carried at cost which approximates market.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation for furniture, fixtures and equipment is computed by the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases (50 to 114 months).

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

Advertising

The Company expenses the costs of advertising as incurred. Advertising expense was $10,701, $6,256, and $11,078 for the years ended December 31, 2003, 2002, and 2001, respectively.

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

Recent accounting pronouncements

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, effective for contracts generally entered into or modified after June 30, 2003. This statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. The adoption of this accounting standard did not have an effect on the Company's financial condition or results of operation.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the first interim period beginning after June 15, 2003. This statement addresses issuers of financial instruments that fall within the scope of this statement, many of which were previously classified as equity, must now classify these financial instruments as liabilities (or assets in certain circumstances). Such instruments include equity shares with mandatory redemption features, and instruments, other that outstanding equity shares, that represent an obligation to repurchase equity shares or an obligation that must or may be settled by issuing a variable number of equity shares. The adoption of this accounting standard did not have an effect on the Company's financial condition or results of operation.

In later 2002 and early 2003, the FASB issued two interpretations of existing accounting principles. FASB Interpretation (FIN) No. 45 elaborated on disclosures an entity should make about its obligations under certain guarantees and clarified that a guarantor should recognize a liability for the fair value of the obligations when a guarantee is first issued. The Company has no significant items which are subject to the guidance in FIN No. 45. Note N provides information on off-balance-sheet financial instruments.

FIN No. 46 was issued in response to perceived weaknesses in the accounting for special-purpose entities, in particular the possibility that a controlling financial interest in such an entity might not result in consolidation of the entity with the holder of the interest. The specific entities to which FIN No. 46 refers are called "variable interest entities," and the interpretation explains how to identify a variable interest entity and how an enterprise should assess its interest in such an entity to decide whether consolidation is appropriate. The Company has no interests that would require consolidation under the guidance of FIN No. 46.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

B. SECURITIES

The carrying amounts and estimated fair values of securities are summarized as follows:
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for sale:

December 31, 2003:
Mortgage-backed securities:
Unrealized gain	$ 450,249	$ 5,079	$ -	$ 455,328
Unrealized loss less than 12 months	122,540	-	(381)	122,159
Unrealized loss more than 12 months	-	-	-	-
Total mortgage-backed securities	572,789	5,079	(381)	577,487

U.S. agency securities:
Unrealized gain	375,024	1,191	-	376,215
Unrealized loss less than 12 months	650,084	-	(23,870)	626,214
Unrealized loss more than 12 months	1,568,943	-	(13,411)	1,555,532
Total U.S. agency securities	2,594,051	1,191	(37,281)	2,557,961

Total	$ 3,166,840	$ 6,270	$ (37,662)	$ 3,135,448
	==========	==========	==========	==========
December 31, 2002:
Mortgage-backed securities	$ 1,270,970	$ 26,181	$ -	$ 1,297,151
U.S. agency securities	1,806,680	4,335	(7,466)	1,803,549

Total	$ 3,077,650	$ 30,516	$ (7,466)	$ 3,100,700
	==========	==========	==========	==========
Held to maturity:

December 31, 2003:
Mortgage-backed securities	$ 1,433,816	$ 59,031	$ -	$ 1,492,847
	==========	==========	==========	==========
December 31, 2002:
Mortgage-backed securities	$ 2,809,338	$ 99,704	$ -	$ 2,909,042
	==========	==========	==========	==========

During 2003, 2002, and 2001, the Company sold certain securities available for sale for total proceeds of $477,425, $3,288,958, and $3,527,858, respectively, resulting in gross realized gains of $694, $20,677, and $24,844, respectively, and gross realized losses of $343, $940, and $7,166, respectively. In 2002, the Company purchased trading account securities. These securities were sold for total proceeds of $2,066,781 resulting in gross realized gains of $11,648. There were no realized losses.

At December 31, 2003 and 2002, the Company had no outstanding commitments to purchase or sell securities.

At December 31, 2003, management believes that no investment securities with fair values below cost were other-than-temporarily impaired because the declines in fair values were due to interest rate fluctuations.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

B. SECURITIES - Continued

The scheduled contractual maturities of securities at December 31, 2003, are as follows:
	Amortized	Fair
	Cost	Value
Available for sale:

Due in one year or less	$ -	$ -
Due from one year to five years	875,024	873,782
Due from five years to ten years	763,041	756,239
Due after ten years	1,528,775	1,505,427
	$ 3,166,840	$ 3,135,448
	==========	==========

	Amortized	Fair
	Cost	Value
Held to maturity:

Due in one year or less	$ -	$ -
Due from one year to five years	-	-
Due from five years to ten years	466,046	483,014
Due after ten years	967,770	1,009,833
	$ 1,433,816	$ 1,492,847
	=============	=============

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

C. LOANS RECEIVABLE

Loans receivable at December 31 are summarized as follows:

	2003	2002
First mortgage loans:
Secured by one-to-four
family residences	$ 23,992,151	$ 22,052,616
Construction	434,000	170,000
Unadvanced loan funds	(211,779)	(135,000)
Secured by other properties	406,440	621,897
	24,620,812	22,709,513
Less net deferred loan origination fees	(39,248)	(24,253)
Total first mortgage loans	24,581,564	22,685,260
Home equity lines of credit	367,246	299,636
Savings account loans	137,098	316,689
Less allowance for loan losses	(100,000)	(100,000)

	$ 24,985,908	$ 23,201,585
	=============	=============

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

C. LOANS RECEIVABLE - Continued

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:
	2003	2002	2001

Balance at beginning of year	$ 100,000	$ 101,024	$ 92,400
Provision for loan losses	-	-	8,624
Recoveries	-	(1,024)	-
Charge-offs	-	-	-
	$ 100,000	$ 100,000	$ 101,024
Balance at end of year	========	========	========

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

At December 31, 2003 and 2002, the Bank had no outstanding commitments to purchase or sell loans.

At December 31, 2003 and 2002, there was no recorded investment in nonaccrual loans. There were no loans past due ninety days or more and still accruing interest at December 31, 2003 or 2002.

The Company has collateralized its advances from the FHLB with a blanket floating lien on its qualifying first mortgage loans.

D. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:

	2003	2002

Securities available for sale	$ 17,273	$ 12,457
Securities held to maturity	7,106	13,903
Loans receivable	102,480	106,812

	$ 126,859	$ 133,172
	==========	==========

E. PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:

	2003	2002

Leasehold improvements	$ 126,903	$ 115,862
Furniture, fixtures and equipment	104,257	90,458
	231,160	206,320
Less accumulated depreciation and
amortization	(111,249)	(94,724)

	$ 119,911	$ 111,596
	==========	==========

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

F. DEPOSITS

Deposits at December 31 are summarized as follows:

	Weighted average interest rate
	2003	2002	2003	2002

Passbooks	1.59%	2.27%	$ 9,287,177	$ 8,158,434
Certificates of deposit	2.75%	3.61%	13,150,465	15,517,466

	2.27%	3.15%	$ 22,437,642	$ 23,675,900
			============	============

At December 31, 2003 scheduled maturities of certificates of deposit are as follows:

2004	$ 9,168,765
2005	2,169,268
2006	800,085
2007	707,098
2008	305,249

$ 13,150,465
============

Interest expense on deposits for the years ended December 31 is summarized as follows:

	2003	2002	2001

Passbooks	$ 169,424	$ 150,500	$ 78,439
Certificates of deposit	460,879	677,831	888,913

	$ 630,303	$ 828,331	$ 967,352
	===========	===========	===========

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 or more was approximately $2,217,000 and $2,631,000 at December 31, 2003 and 2002.

G. INCOME TAXES

The Bank had qualified under provisions of the Internal Revenue Code which permitted a special bad debt deduction from taxable income based on a percentage of taxable income, or on specified experience formulas. As a result of the bad debt deductions, retained earnings at December 31, 2003 and 2002, includes accumulated earnings of approximately $350,000 on which federal income taxes have not been provided. If, in the future, the Bank no longer complies with the regulations this would be included in taxable income.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

G. INCOME TAXES - Continued

Income tax expense for the years ended December 31 is summarized as follows:

	2003	2002	2001
Currently payable:
Federal	$ 70,144	$ 82,617	$ 17,876
State	-	8	147
Deferred	3,714	15,786	2,807
	$ 73,858	$ 98,411	$ 20,830
	===========	===========	===========

The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:
	2003	2002	2001

Tax at statutory rate (34%)	$ 78,822	$ 101,530	$ 30,287
Increase (decrease) in taxes
resulting from:
Surtax exemption	(5,609)	(3,667)	(11,750)
Nondeductible expenses	1,313	1,154	545
Other, net	(668)	(606)	1,748

Income tax expense	$ 73,858	$ 98,411	$ 20,830
	===========	===========	===========
Effective tax rate	31.9%	33.0%	23.4%

At December 31 the net deferred income tax asset (liability) is summarized as follows:

	2003	2002

Deferred tax assets:
Deferred loan fees	$ 4,505	$ 4,038
Unrealized loss on securities available for sale	12,805	2,538
Total deferred tax assets	17,310	6,576

Deferred tax liabilities:
FHLB stock dividends	(38,999)	(36,430)
Unrealized gain on securities available for sale	(2,132)	(10,375)
ESOP expense	(5,798)	(5,927)
Accumulated depreciation and amortization	(7,060)	(4,378)
Total deferred tax liabilities	(53,989)	(57,110)

Valuation allowance	-	-

	$ (36,679)	$ (50,534)
	=========	=========

The net deferred income tax liability at December 31, 2003 and 2002 has been included in the liability classification, "Accrued expenses and other liabilities."

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

H. ADVANCES FROM THE FEDERAL HOME LOAN BANK

At December 31, 2003 and 2002, the Company had outstanding advances from the FHLB of $3,736,533 and $4,105,380 at fixed rates. The rates at December 31, 2003, ranged from 4.069% to 4.675%. At December 31, 2003, the scheduled maturities of the advances were as follows:

2004	$ 397,068
2005	414,249
2006	432,176
2007	215,264
2008	1,371,988
Thereafter	905,788

$ 3,736,533
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

The Company accounts for the ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the debt of the ESOP is recorded as a debt of the Bank and the shares pledged as collateral are deducted from stockholders' equity as unearned compensation in the accompanying consolidated statements of financial condition. The Company's loan asset and the Bank's debt liability eliminates in consolidation. As shares are released from collateral, the Company reports compensation expense equal to the average fair value of the shares and the shares become outstanding for earnings per share computations. Dividends on ESOP shares are recorded as a reduction of debt. The ESOP was established in 2001; ESOP compensation expense was $28,521, $18,397, and $20,407 in 2003, 2002 and 2001.

The ESOP shares as of December 31 were as follows:

	2003	2002
Shares released for allocation or committed
to be released	4,867	3,245
Unreleased shares	19,467	21,089

Total ESOP shares	24,334	24,334
	======	======

Fair value of unreleased shares	$ 359,170	$ 317,389
	=========	=========

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

J. COMMITMENTS

In the normal course of business, the Company incurs various commitments and contingent liabilities that are not reflected in the financial statements (Note N).

The Company operates in a leased facility. The Company exercised its first renewal option in 2002 effective for the five-year period beginning January 1, 2003. The Company has two (2) additional five-year options remaining to renew the lease at the then current market rate. The minimum rental payments required under the terms of the lease at December 31, 2003, are as follows:

2004	$ 58,694
2005	59,388
2006	60,083
2007	60,777

$ 238,942
========

Rental expense under the operating lease amounted to $57,652, $53,831 and $53,831 in 2003, 2002, and 2001, respectively, and is included in occupancy expense.

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

	2003	2002	2001

Beginning balance at January 1	$ 748,375	$ 779,752	$ 1,047,186
Loan originations	322,499	17,532	168,121
Principal repayments	(438,985)	(48,909)	(435,555)

Ending balance at December 31	$ 631,889	$ 748,375	$ 779,752
	=========	=========	==========

Directors had $139,935 of unfunded home equity line of credit commitments at December 31, 2003.

Deposits for the officers and directors totaled $702,134 at December 31, 2003. Two of the directors are owners of an insurance agency through which the Company obtains its insurance coverage. The premiums paid to this agency were $6,866, $18,663, and $30,771 in 2003, 2002, and 2001, respectively.

The same individual serves as the President and Chief Executive Officer of both the Company and the Bank under separate employment contracts. Each contract is for a three-year term ending May 20, 2006, and covers primarily compensation and termination.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to adjusted total assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the notification that management believes have changed the Bank's prompt corrective action category.
					To be Well
			For Capital		Capitalized under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003
Total risk-based capital
(to risk-weighted assets)	$5,008,316	35.37%	$1,132,841	>8.00%	$1,416,052	>10.00%

Tier I risk-based capital
(to risk-weighted assets)	$4,908,316	34.67%	$ 566,421	>4.00%	$ 849,631	> 6.00%

Tier I leverage capital (to
adjusted total assets)	$4,908,316	15.59%	$1,259,542	>4.00%	$1,574,428	> 5.00%

December 31, 2002
Total risk-based capital
(to risk-weighted assets)	$4,798,175	34.77%	$1,104,112	>8.00%	$1,380,140	>10.00%

Tier I risk-based capital
(to risk-weighted assets)	$4,698,175	34.05%	$ 552,056	>4.00%	$ 828,084	> 6.00%

Tier I leverage capital (to
adjusted total assets)	$4,698,175	14.27%	$1,317,546	>4.00%	$1,646,933	> 5.00%

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

L. REGULATORY MATTERS - Continued

Tangible capital and risk-based capital are calculated as follows:

	2003	2002

GAAP capital	$ 4,887,598	$ 4,713,388
Accumulated other comprehensive
loss (income)	20,718	(15,213)
Tangible capital	4,908,316	4,698,175
Allowance for loan losses	100,000	100,000

Risk-based capital (regulatory capital)	$ 5,008,316	$ 4,798,175
	==========	==========

At December 31, 2003 and 2002, the Bank met the tangible capital requirement of 1.50% of total assets. At December 31, 2003 and 2002, the Bank's tangible capital was $4,908,316 or 15.59% of total assets and $4,698,175 or 14.27% of adjusted total assets.

In accordance with OTS regulations, at the time that the Bank converted from mutual to stock form, the Bank established a liquidation account with an initial balance equal to the Bank's total equity as of the date of the latest balance sheet appearing in the prospectus, December 31, 2001 ($3,276,703). The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, and in only such an event, each account holder would be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Bank may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount. At December 31, 2003 and 2002, the balance of the liquidation account was $1,301,866 and $1,686,926.

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

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

M. EARNINGS PER SHARE

The following components used to calculate earnings per share (EPS) are as follows for years ended December 31:
	2003	2002	2001
Numerator:
Net income	$ 157,971	$ 200,208	$ 68,249
Effect of dilutive securities	-	-	-

Numerator for diluted EPS	$ 157,971	$ 200,208	$ 68,249
	========	========	=======

Denominator:
Weighted average common
shares outstanding	255,512	274,805	280,100
Effect of dilutive stock options	-	-	-

Denominator for diluted EPS	255,512	274,805	280,100
	=======	=======	=======

Earnings per share:
Basic	$ .62	$ .73	$ .24
	=======	=======	=======
Diluted	$ .62	$ .73	$ .24
	=======	=======	=======

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

At December 31, 2003 the Bank did not have any loan commitments. At December 31, 2002, the Bank had loan commitments of $971,775 at a fixed rate of 6.06%. At December 31, 2003 and 2002, the Bank had unfunded commitments under home equity lines of credit of $574,747 at a variable rate of 4.00% and $380,359 at a variable rate of 4.25%.

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

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

O. CONCENTRATION OF CREDIT RISK

The Company maintained cash accounts at various financial institutions during 2003 and 2002. The Bank Insurance Fund (BIF) provides insurance coverage only up to $100,000 in the aggregate at each institution; in the event of a failure of an institution, the BIF is not obligated to pay uninsured deposits. At various times in 2003 and 2002, the Company had funds on deposit at these institutions which were in excess of the insured amount. Deposits at the Federal Home Loan Bank are not subject to insurance coverage.

P. RETIREMENT PLAN

Until establishment of the ESOP in 2001, the Bank maintained a SIMPLE pension plan. Contributions to the SIMPLE pension plan, included in salaries and employee benefits, amounted to $3,652 in 2001. The Bank was required to match up to 3% of the employee's compensation. The SIMPLE pension plan was terminated in September 2001.

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

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities. Variances between the carrying amount and the estimated fair value of loans reflect both credit risk and interest rate risk. The Company is protected against changes in credit risk by the reserve for loan losses, which totaled $100,000 at December 31, 2003 and 2002. For commitments to extend credit, the fair value considers the difference between current levels of interest rates and the committed rates along with the remaining terms and creditworthiness of the counter parties.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

Q. FINANCIAL INSTRUMENTS - Continued

The fair value estimates presented are based on information available to management as of December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, these amounts have not been revalued for purposes of these consolidated financial statements since those dates. Therefore, current estimates of fair value may differ significantly from the amounts presented.

	2003		2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
ASSETS
Cash and cash equivalents	$ 1,649,524	$ 1,649,524	$ 3,724,506	$ 3,724,506
Securities available for sale	3,135,448	3,135,448	3,100,700	3,100,700
Securities held to maturity	1,433,816	1,492,847	2,809,338	2,909,042
Loans receivable, net	24,985,908	25,565,056	23,201,585	24,209,621
LIABILITIES
Deposits	$22,437,642	$22,630,639	$23,675,900	$24,064,915
Federal Home Loan Bank advances	3,736,533	3,893,573	4,105,380	4,329,552

OFF BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS (1):

Commitments to extend credit	$ -	$ -	$ 971,775	$ 28,000

(1) The amounts shown under the "carrying amount" represents the contract amount.

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

R. PARENT COMPANY FINANCIAL STATEMENTS

The financial statements for Globe Bancorp, Inc. (parent company only) are presented below. Globe Bancorp, Inc. was incorporated on March 12, 2001.

Globe Bancorp, Inc.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$ 10,435	$ 41
Federal funds sold	415,892	583,958

Total cash and cash equivalents	426,327	583,999

Note receivable from ESOP	206,492	216,227
Accrued interest receivable	11	18
Prepaid expenses and other assets	30,069	33,417
Investment in subsidiary	4,887,598	4,713,388

Total assets	$ 5,550,497	$ 5,547,049
	===========	===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ -	$ 8

Total liabilities	-	8

Preferred stock	-	-
Common stock	3,042	3,042
Additional paid-in capital	2,512,942	2,500,644
Retained earnings	3,502,729	3,452,339
Treasury stock	(468,216)	(408,984)

Total stockholders' equity	5,550,497	5,547,041

Total liabilities and stockholders' equity	$ 5,550,497	$ 5,547,049
	===========	===========

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

R. PARENT COMPANY FINANCIAL STATEMENTS - Continued

Globe Bancorp, Inc.
Statements of Income
Years Ended December 31, 2003, 2002 and
For the Period from Inception (March 12, 2001) to December 31, 2001

	2003	2002	2001

Income:

Interest on ESOP note receivable	$ 18,379	$ 19,142	$ 9,974
Interest on federal funds sold	5,767	14,201	14,128
Realized gain on sales of securities
available for sale	-	6,715	-
Interest on securities available for sale	-	5,566	1,826
Equity in undistributed net income
of subsidiary	181,621	200,031	64,713

Total income	205,767	245,655	90,641

Expense:
Professional fees	30,012	19,915	17,410
Compensation expense	19,017	11,189	3,650
Office expense	4,890	4,492	319
Taxes and assessments	1,974	3,905	-
Other	1,706	1,191	242
Occupancy expense	1,500	625	-
Supervisory examination fees	350	4,125	-

Total expense	59,449	45,442	21,621

Income before income taxes	146,318	200,213	69,020

Income tax (benefit) expense	(11,653)	5	771

Net income	$157,971	$200,208	$ 68,249
	========	========	=======

Globe Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Continued)

R. PARENT COMPANY FINANCIAL STATEMENTS - Continued

Globe Bancorp, Inc.
Statements of Cash Flows
Years Ended December 31, 2003, 2002 and
For the Period from Inception (March 12, 2001) to December 31, 2001

Cash flows from operating activities:	2003	2002	2001

Net income	$ 157,971	$ 200,208	$ 68,249
Adjustments to reconcile net income to net
cash (used in) provided by operating activities:
Equity in undistributed net income
of subsidiary	(181,621)	(200,031)	(64,713)
Gain on sales of securities
available for sale	-	(6,715)	-
Other, net	3,348	(38,831)	5,252

Net cash (used in) provided by operating activities	(20,302)	(45,369)	8,788

Cash flows from investing activities:

Proceeds from sales of securities
available for sale	-	999,781	-
Purchases of securities available for sale	-	(503,203)	(489,712)
Principal payment on ESOP note receivable	9,735	8,972	18,140
Investment in subsidiary	-	-	(1,379,403)

Net cash provided by (used in)
investing activities	9,735	505,550	(1,850,975)

Cash flows from financing activities:

Proceeds from issuance of common stock	-	-	2,497,328
Purchase of common stock for treasury	(59,232)	(408,984)	-
Dividends paid	(87,873)	(80,363)	(41,976)

Net cash (used in) provided by financing activities	(147,105)	(489,347)	2,455,352

Net (decrease) increase in cash and
cash equivalents	(157,672)	(29,166)	613,165

Cash and cash equivalents at
beginning of period	583,999	613,165	-

Cash and cash equivalents at end of year	$ 426,327	$ 583,999	$ 613,165
	=========	=========	=========

GLOBE HOMESTEAD SAVINGS BANK
DIRECTORS	OFFICERS	OFFICE LOCATION
Michael H. Bagot	Mae H. Leaveau	4051 Veterans Boulevard
Chairman	President	Suite 100
Metairie, Louisiana 70002
Albert E. Briede, III	Joseph McCarthy, III
Chief Accounting Officer
John L. Gohres, Jr.
Robert J. Gohres
Robert J. Gohres	Secretary

Mae H. Leaveau

Madeleine B. Richard

Mary Elizabeth Toca

GLOBE BANCORP, INC.
DIRECTORS	OFFICERS	OFFICE LOCATION
Michael H. Bagot	Mae H. Leaveau	4051 Veterans Boulevard
Chairman	President	Suite 100
Metairie, Louisiana 70002
Albert E. Briede, III	Joseph McCarthy, III
	Chief Accounting Officer	Transfer Agent and Registrar
John L. Gohres, Jr.
	Robert J. Gohres	Registrar and Transfer Company
Robert J. Gohres	Secretary	10 Commerce Drive
Cranford, New Jersey 07016
Mae H. Leaveau
Information Requests
Madeleine B. Richard
Request for copies of Form
Mary Elizabeth Toca		10-QSB or Form 10-KSB should
be made to:
Joseph McCarthy, III
Globe Bancorp, Inc.
4051 Veterans Blvd., Suite 100
Metairie, Louisiana 70002

Stock Information

The Company's shares of common stock have been traded on the OTC Bulletin Board since July 9, 2001, under the symbol "GLBP." Presented below are the high and low trading prices for common shares for the period from July 9, 2001, the date of the conversion to stock form, to December 31, 2003. Such quotations reflect inter-dealer prices, without retail financial markups, markdowns or commissions and may not represent actual transactions. Information relating to prices has been obtained from the Bloomberg historical pricing system.

	High	Low	Dividend
Quarter Ended:
September 30, 2001	$11.50	$10.55	$ --
December 31, 2001	$11.45	$11.00	$0.150
March 31, 2002	$12.52	$11.25	$ --
June 30, 2002	$ --	$ --	$0.150
September 30, 2002	$16.00	$14.50	$ --
December 31, 2002	$15.05	$15.05	$0.150
March 31, 2003	$15.79	$15.01	$ --
June 30, 2003	$17.00	$15.20	$0.175
September 30, 2003	$22.00	$17.80	$ --
December 31, 2003	$18.50	$18.00	$0.175

As of March 12, 2004, Globe Bancorp had 273,800 common shares outstanding held of record by approximately 40 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.